安寧控股有限公司
ENM Holdings Limited

05011734

5 October 2005

SEC FILE NO. 82-5101

VIA FEDERAL

The Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, D.C. 20549
U.S.A.

SUPPL

SEC MAIL PROCESSING RECEIVED OCT 04 2005 WASH, D.C. 199 SECTION

Re: ENM Holdings Limited
(Formerly e-New Media Company Limited) (the "Company")
Information Furnished Pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We submit the following documents in order to maintain the Company's exemption from Section 12(g) of the Securities Exchange Act of 1934 (the "Act") pursuant to Rule 12g3-2(b) under the Act:

1. The Company's announcement regarding the change of company name, dated 28 June 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 29 June 2005;

2. The Company's announcement regarding the change of board meeting date, dated 15 September 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 16 September 2005;

3. The Company's interim results announcement for the six months ended 30 June 2005, dated 23 September 2005, published (in English language) in The Standard and published (in Chinese language) in the Hong Kong Economic Times, both on 26 September 2005; and

4. The Company's 2005 Interim Report.

The parts of the enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ENM HOLDINGS LIMITED

PROCESSED OCT 17 2005 THOMSON FINANCIAL

Yvonne Cheng
Company Secretary

Enclosures.

香港 九龍 尖沙嘴東部 麼地道77號 華懋廣場1502室
Suite 1502 Chinachem Golden Plaza 77 Mody Road Tsimshatsui East Kowloon Hong Kong

Tel 852 2594 0600 Fax 852 2827 1491 URL www.enmholdings.com

ENM Holdings Limited
安寧控股有限公司

(formerly known as e-New Media Company Limited 安寧數碼科技有限公司)

(incorporated in Hong Kong with limited liability)

(Stock code: 128)

CHANGE OF COMPANY NAME

The Company has changed its name from "e-New Media Company Limited 安寧數碼科技有限公司" to "ENM Holdings Limited 安寧控股有限公司" with effect from 24 June 2005.

The stock short name of the Company under which the shares of the Company are traded on The Stock Exchange of Hong Kong Limited will be changed from "e-New Media 安寧數碼科技" to "ENM Holdings 安寧控股" with effect from 4 July 2005.

Reference is made to the announcement and circular issued by ENM Holdings Limited (formerly known as e-New Media Company Limited) (the "Company") on 15 April 2005 and 29 April 2005 respectively regarding, inter alia, the proposed change of the Company's name.

The board of directors (the "Board") of the Company is pleased to announce that the special resolution for the change of name of the Company from "e-New Media Company Limited 安寧數碼科技有限公司" to "ENM Holdings Limited 安寧控股有限公司" was passed by the shareholders of the Company at the annual general meeting held on 3 June 2005. The Certificate of Change of Name of the Company was issued by the Registrar of Companies in Hong Kong on 24 June 2005. The change of name of the Company was effective from 24 June 2005.

The stock short name of the Company will be changed from "e-New Media 安寧數碼科技" to "ENM Holdings 安寧控股". Trading in shares of the Company on The Stock Exchange of Hong Kong Limited under the new stock short name of the Company will take effect from 4 July 2005.

The change of name of the Company will not affect any right of the shareholders of the Company. All existing share certificates in issue bearing the former name of the Company will continue to be evidence of title to the shares of the Company and will be valid for trading, settlement and registration purposes. Any new share certificates of the Company will be issued in the Company's new name. There will be no special arrangement for free exchange of the existing share certificates of the Company for new share certificates printed in the Company's new name.

As at the date of this announcement, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director is Mr. Raymond Wai Pun LAU, and the independent non-executive directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By Order of the Board
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 28 June 2005

ENM Holdings Limited
安寧控股有限公司

(前稱e-New Media Company Limited安寧數碼科技有限公司)
(於香港註冊成立之有限公司)
(股份代號：128)

更改公司名稱

本公司之名稱已由「e-New Media Company Limited安寧數碼科技有限公司」更改為「ENM Holdings Limited安寧控股有限公司」，由二零零五年六月二十四日起生效。

本公司於香港聯合交易所有限公司買賣股份之本公司股份簡稱將由「e-New Media安寧數碼科技」更改為「ENM Holdings安寧控股」，由二零零五年七月四日起生效。

茲提述安寧控股有限公司(「本公司」)(前稱e-New Media Company Limited安寧數碼科技有限公司)分別於二零零五年四月十五日及二零零五年四月二十九日就有關(其中包括)建議更改本公司名稱刊發之公佈及通函。

本公司之董事會(「董事會」)欣然公佈，將本公司之名稱由「e-New Media Company Limited安寧數碼科技有限公司」更改為「ENM Holdings Limited安寧控股有限公司」之特別決議案已於二零零五年六月三日舉行之股東週年大會上獲本公司股東通過。香港公司註冊處處長已於二零零五年六月二十四日發出本公司之公司更改名稱證書。更改本公司名稱由二零零五年六月二十四日起生效。

本公司股份簡稱將由「e-New Media安寧數碼科技」更改為「ENM Holdings安寧控股」。以本公司新股份簡稱於香港聯合交易所有限公司買賣本公司股份，由二零零五年七月四日起生效。

更改本公司名稱將不會影響本公司股東之任何權利。所有印有本公司前名稱之現有已發行股票將繼續為本公司股份之所有權憑證，並將繼續有效用於買賣、結算及登記用途。本公司之任何新股票將以本公司之新名稱印發。本公司將不會就本公司現有股票免費換領印有本公司新名稱之新股票作出特別安排。

於本公佈日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；非執行董事為劉偉楨先生；而獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零五年六月二十八日

THE STANDARD, 16 SEPTEMBER 2005

ENM Holdings Limited

安寧控股有限公司

(incorporated in Hong Kong with limited liability)

(Stock code: 128)

CHANGE OF BOARD MEETING DATE

The board ("Board") of directors of ENM Holdings Limited (the "Company") announces that the board meeting to approve the interim results (the "Interim Results") of the Company for the six months ended 30 June 2005 has been changed from 16 September 2005 to 23 September 2005 as additional time is required to finalise the Interim Results.

As at the date of this announcement, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director is Mr. Raymond Wai Pun LAU, and the independent non-executive directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By Order of the Board
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 15 September 2005

HONG KONG ECONOMIC TIMES, 16 SEPTEMBER 2005

ENM Holdings Limited
安寧控股有限公司

(於香港成立之有限公司)
(股份代號：128)

更改董事會會議日期

安寧控股有限公司(「本公司」)之董事會(「董事會」)宣佈，由於須更多時間審定截至二零零五年六月三十日止六個月之中期業績(「中期業績」)，故為審議中期業績之董事會會議，已由二零零五年九月十六日更改為二零零五年九月二十三日。

於本公佈日期，本公司之執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；非執行董事為劉偉楨先生；而獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零五年九月十五日

ENM

ENM Holdings Limited

安寧控股有限公司

(incorporated in Hong Kong with limited liability)

(Stock code: 128)

Interim Results Announcement
For the six months ended 30 June 2005

The Board of Directors (the "Board") of ENM Holdings Limited (the "Company") herein present the unaudited consolidated interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2005, together with the unaudited comparative amounts for the corresponding period in 2004.

The interim financial report has not been audited, but has been reviewed by the Company's audit committee and the Company's auditors.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2005 - unaudited
(Expressed in Hong Kong dollars)

	Notes	Six months ended 30 June 2005 *(Unaudited)* *$'000*	2004 *(Restated)* *$'000*
Turnover	3	113,328	104,987
Cost of sales		(51,707)	(41,947)
Gross profit		61,621	63,040
Other income and gains	4	3,452	11,644
Selling and distribution costs		(34,578)	(26,841)
Administrative expenses		(35,392)	(40,248)
Other operating income/(expenses), net		15,894	(5,574)
Finance costs	5	(250)	(227)
Share of profits and losses of associates		(1,432)	(1,194)
Profit before tax	6	9,315	600
Tax	7	—	38
Profit for the period		9,315	638
Attributable to:			
Equity holders of the Company		8,941	(2,816)
Minority interests		374	3,454
		9,315	638
Earnings/(loss) per share	8		
- Basic		0.54 cents	(0.17) cents
- Diluted		N/A	N/A
Dividend per share		Nil	Nil

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2005 - unaudited
(Expressed in Hong Kong dollars)

	Notes	30 June 2005 *(Unaudited)* *$'000*	31 December 2004 *(Restated)* *$'000*
Non-current assets			
Fixed assets			
- Properties and equipment		78,379	74,198
- Investment properties		100,991	96,200
		179,370	170,398
Prepaid land premiums		3,178	3,217
Goodwill		6,610	6,610
Interests in associates		18,789	9,633
Interests in jointly-controlled entities		—	—
Available-for-sale investments		36,287	35,489
		244,234	225,347
Current assets			
Financial assets at fair value through profit and loss		154,835	149,296
Inventories		46,136	33,910
Trade receivables	9	6,783	11,710
Prepayments, deposits and other receivables		27,700	28,651
Prepaid land premiums		77	77
Due from an associate		—	641
Pledged deposits		342	342
Time deposits		521,858	531,741
Cash and bank balances		24,581	49,266
		782,312	805,634
Current liabilities			
Trade and other payables	10	62,072	81,819
Due to an associate		750	—
Interest-bearing bank borrowings		7,102	6,597
Debentures		1,254	954
Other loans		5,207	5,207
Tax payable		5,557	5,436
		81,942	100,013
Net current assets		700,370	705,621
Total assets less current liabilities		944,604	930,968
Non-current liabilities			
Debentures		8,130	8,550
Deferred revenue		25,662	20,870
		33,792	29,420
		910,812	901,548
CAPITAL AND RESERVES			
Equity attributable to equity holders of the Company			
Share capital		16,507	16,507
Reserves		867,749	858,859
		884,256	875,366
Minority interests		26,556	26,182
		910,812	901,548

Notes:

1 **Basis of preparation and significant accounting policies**

The condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies and basis of preparation adopted in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2004, except for the changes in accounting policies following the adoption of certain new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations ("HK-INTs")) that affect the Group and are adopted for the first time for the current period's financial statements:

(a) *HKAS 32 and HKAS 39 - Financial Instruments*

Upon the adoption of HKASs 32 and 39, after initial recognition, available-for-sale investments are measured at fair value with gains or losses recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss account. When the fair value of unlisted equity securities cannot be reliably measured, such securities are stated at cost less impairment losses.

The changes in accounting policy has resulted in the reclassification of the Group's investments in equity securities, classified as long term investments previously, as available-for-sale investments, and has had no effect on the Group's consolidated profit and loss account and accumulated losses since the Group's available-for-sale investments were stated at fair value or cost less impairment losses as at 1 January 2005.

(b) *HKAS 40 - Investment Property and HK-INT 2 - The Appropriate Accounting Policies for Hotel Properties*

Changes in accounting policies relating to investment properties are as follows:

(i) *Changes in fair values of investment properties*

Upon the adoption of HKAS 40, gains or losses arising from changes in the fair values of investment properties are included in the profit and loss account in the period in which they arise. Any gains or losses on the retirement or disposal of an investment property are recognised in the profit and loss account in the period of retirement or disposal.

The adoption of HKAS 40 has had no effect on the Group's consolidated profit and loss account and opening balances of accumulated losses as at 1 January 2005 and 2004 since the Group recorded net revaluation deficits in prior periods and had no investment revaluation reserve at these dates.

(ii) *Reclassification of resort and recreational club properties*

Upon the adoption of HKAS 40 and HK-INT 2, only owner-managed hotels are regarded as owner-occupied properties and stated at cost or valuation less accumulated depreciation and any impairment losses. On the other hand, if a hotel owner's position is, in substance, be that of a passive investor and is not significantly exposed to the cash flows generated by the hotel, the hotel is distinguished from owner-occupied property and is classified as an investment property.

The adoption of HKAS 40 and HK-INT 2 has resulted in the reclassification of the Group's resort and recreational club properties located in Shanghai, mainland China, as investment properties. The effects of the change in accounting policy are summarised in note 2 to the condensed consolidated financial statements. In accordance with HKAS 40 and HK-INT 2, comparative amounts have been restated.

(c) *HKFRS 2 - Share-based Payment*

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to options granted to employees on or before 7 November 2002 and had vested by 1 January 2005. The adoption of HKFRS 2 has had no effect on the Group's condensed consolidated profit and loss account and accumulated losses since all outstanding options of the Group were granted to employees before 7 November 2002 and had vested by 1 January 2005.

(d) *HKFRS 3 - Business Combinations and HKAS 36 - Impairment of Assets*

Upon the adoption of HKFRS 3 and HKAS 36, goodwill arising on acquisitions is no longer amortised but subject to an annual impairment review (or more frequently if events or changes in circumstances indicate that the carrying value may be impaired). Any impairment loss recognised for goodwill is not reversed in a subsequent period.

Pursuant to the transitional provisions of HKFRS 3, the Group eliminated at 1 January 2005 the carrying amounts of accumulated amortisation with a corresponding entry to the cost of goodwill. Goodwill previously eliminated against consolidated reserve remains eliminated against consolidated reserve and is not recognised in the profit and loss account when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

The effects of the above changes are summarised in note 2 to the condensed financial statements. In accordance with the transitional provisions of HKFRS 3, comparative amounts have not been restated.

(e) *HKAS 17 — Leases*

Upon the adoption of HKAS 17, the Group's leasehold interest in the recreational club located in Hong Kong is separated into leasehold land component and leasehold buildings component. The leasehold land component is classified as an operating lease since the ownership title to the land interest is not expected to pass to the Group by the end of the lease term, and is reclassified from fixed assets to prepaid land premiums, while the leasehold buildings component continues to be categorised within "resort and recreational club properties" as part of fixed assets and stated at valuation, as determined using depreciated replacement costs basis, less depreciation and any impairment losses. Prepaid land lease payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease term. When the lease payments for interests in leasehold land and buildings cannot be allocated reliably between the land and building components, the entire lease payments are included as finance leases and have continued to be stated at valuation less accumulated depreciation and any impairment losses.

The effects of the above changes are summarised in note 2 below. In accordance with HKAS 17, comparative amounts have been restated.

2 **Summary of the impact of changes in accounting policies**

Following the adoption of the HKFRSs, the opening balances of the accumulated losses were adjusted retrospectively. The details of the prior period adjustments are summarised as follows:

(a) *Effect on opening balance of accumulated losses at 1 January 2005*

Effect of new policy	*Note*	**Increase in accumulated losses** *(Unaudited)* *$'000*
Prior period adjustment:		
HKAS 17 -		
Separation of the land and buildings components of owner-occupied properties	1(e)	(50,706)
Total effect at 1 January 2005		(50,706)

(b) *Effect on opening balance of accumulated losses at 1 January 2004*

Effect of new policy	*Note*	Increase in accumulated losses *(Unaudited)* *$'000*
Prior period adjustment:		
HKAS 17 -		
Separation of the land and buildings components of owner-occupied properties	1(e)	(44,129)
Total effect at 1 January 2004		(44,129)

The following table summarises the impact on profit after tax for the six-month periods ended 30 June 2005 and 2004 upon the adoption of the new HKFRSs. As no retrospective adjustments have been made for the adoption of HKFRS 3, the amounts shown for the six months period ended 30 June 2004 may not be comparable to the amounts shown for the current interim period.

(c) *Effect on profit after tax for the six months ended 30 June 2005 and 2004*

Effect of new policy (Increase/(decrease))	*Notes*	**Six months ended 30 June 2005** **Equity holders of the Company** *(Unaudited)* *$'000*	**2004** **Equity holders of the Company** *(Unaudited)* *$'000*
Effect on profit after tax:			
HKFRS 3			
- Discontinuation of amortisation of goodwill	1(d)	176	—
HKAS 40 and HK-INT 2			
- Reversal of depreciation of resort and recreational club properties classified as investment properties	1(b)	2,556	1,316
HKAS 17			
- Decrease in depreciation of owner-occupied properties	1(e)	604	519
- Amortisation of prepaid land premiums	1(e)	(39)	(39)
Total effect for the period		3,297	1,796
Effect on earnings/(loss) per share:			
Basic		0.20 cents	0.11 cents
Diluted		—	—

3 **Turnover and segmental information**

An analysis of the Group's revenue and results by business segments and an analysis of the Group's revenue by geographical segments are as follows:

(a) ***Business segments***

	Group turnover Six months ended 30 June 2005 *(Unaudited)* *$'000*	2004 *(Unaudited)* *$'000*	Contribution to profit Six months ended 30 June 2005 *(Unaudited)* *$'000*	2004 *(Restated)* *$'000*
Wholesale and retail of fashion wear and accessories	92,620	73,946	1,164	8,850
Telecommunications services	2,976	17,703*	5,493	4,247
Resort and recreational club operations	8,848	9,223	(1,129)	(796)
Investments and treasury	8,884	4,115	6,559	(9,219)
	113,328	104,987	12,087	3,082
Unallocated gains and expenses, net			(1,090)	(1,061)
Finance costs			(250)	(227)
Share of profits and losses of associates			(1,432)	(1,194)
Tax			—	38
			9,315	638

(b) *Geographical segments*

	Group turnover Six months ended 30 June	
	2005	2004
	(Unaudited) *$'000*	*(Unaudited)* *$'000*
Hong Kong	110,312	87,245
Mainland China	2,152	984
Other Asia Pacific regions	807	1,793
Europe	54	4,688
North America	—	10,274
Others	3	3
	113,328	104,987

* Turnover from the provision of telecommunications services for the six months ended 30 June 2004 included a sum of $10,224,000 received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

4 **Other income and gains**

An analysis of other income and gains are as follows:

	Six months ended 30 June	
	2005	2004
	(Unaudited) *$'000*	*(Unaudited)* *$'000*
Sub-leasing rental income	502	3,440
Management fees	1,599	1,672
Consulting services fees	—	257
Gain of disposal of a franchise business	—	4,519
Others	1,351	1,756
	3,452	11,644

5 **Finance costs**

Finance costs represented interest on bank loans wholly repayable within five years.

6 **Profit before tax**

The Group's profit before tax was determined after charging/(crediting):

	Six months ended 30 June	
	2005	2004
	(Unaudited) *$'000*	*(Unaudited)* *$'000*
Cost of goods sold	50,197	37,288
Amortisation of goodwill	—	311
Amortisation of prepaid land premiums	39	39
Depreciation	3,718	2,667
Dividend income	(1,264)	(1,048)
Interest income	(7,619)	(3,067)
Exchange gains, net	(3,099)	(2,080)
Gain on disposal of fixed assets	(31)	(328)
Net realised and unrealised (gains)/losses on investments in securities	(4,752)	4,965

7 **Tax**

No provision for Hong Kong profits tax and overseas income tax has been made in the condensed consolidated profit and loss account for the six months ended 30 June 2005 as the Company and its subsidiaries either did not generate any assessable profits for the period or had available tax losses brought forward from prior years to offset the assessable profits generated during the period (Six months ended 30 June 2004: Nil).

Tax included in the condensed consolidated profit and loss account for the six months ended 30 June 2004 represented over-provision of overseas profits tax in prior years.

No provision for deferred tax liabilities was made as at 30 June 2005 as the Company and its subsidiaries had tax losses brought forward which were sufficient to offset the taxable temporary differences at that date. Deferred tax assets have not been recognised in respect of these tax losses as they arose in subsidiaries that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

8 **Earnings/(loss) per share**

(a) ***Basic earnings/(loss) per share***

The calculation of basic earnings/(loss) per share is based on the profit attributable to equity holders of the Company for the period of $8,941,000 (2004: Loss of $2,816,000 (as restated)) and the weighted average of 1,650,658,676 (2004: 1,650,658,676) ordinary shares in issue during the period.

(b) ***Diluted earnings/(loss) per share***

Diluted earnings/(loss) per share for both periods have not been disclosed as no diluting events existed during these periods.

9 **Trade receivables**

The Group maintains a defined credit policy for its trade customers and the credit terms vary according to the business activities. The financial strengths of and the period of business with individual customers are considered in determining the respective credit terms. Reviews of major receivables are conducted regularly.

An aged analysis of trade receivables as at 30 June 2005, based on invoice date and net of provisions, is as follows:

	30 June 2005	31 December 2004
	(Unaudited) *$'000*	*(Audited)* *$'000*
0 - 1 month	3,501	7,305
2 - 3 months	417	993
Over 3 months	2,865	3,412
	6,783	11,710

10 **Trade and other payables**

All trade and other payables are due within one month or on demand.

CHANGE OF COMPANY NAME

Pursuant to a special resolution passed on 3 June 2005, the name of the Company has been changed from "e-New Media Company Limited 安寧數碼科技有限公司" to "ENM Holdings Limited 安寧控股有限公司" with effect from 24 June 2005.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the reporting period.

CHIEF EXECUTIVE OFFICER'S STATEMENT

FINANCIAL REVIEW

Benefiting from the continuous recovery of the Hong Kong and Asia economies, the Group achieved satisfactory results for the six months ended 30 June 2005. For the period under review, the Group reported a turnover of HK$113,328,000 (2004: HK$104,987,000) which represents an increase of 8% as compared to the corresponding period in 2004. Consolidated profit attributable to equity holders of the Company amounted to HK$8,941,000 (2004: Loss of HK$2,816,000 (as restated)) for the period ended 30 June 2005. The reported profit represented a substantial improvement and turnaround in operation as compared to the results of the corresponding period in 2004.

LIQUIDITY AND FINANCIAL POSITION

The Group was in solid financial position with cash and deposit holdings of HK$546,781,000 (31 December 2004: HK$581,349,000). At 30 June 2005, total borrowings amount to HK$21,693,000 (31 December 2004: HK$21,308,000) with HK$13,563,000 (31 December 2004: HK$12,758,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with total equity) was 2.4% at the interim period end date (31 December 2004: 2.4%). The current ratio at 30 June 2005 was 9.5 times (31 December 2004: 8.1 times).

At 30 June 2005, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars, United States dollars and Euros and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and will consider hedging its foreign exchange exposure by way of forward foreign exchange contract in appropriate situations.

BUSINESS REVIEW

FASHION RETAIL

The Swank Shop Limited ("Swank")

Swank continued to benefit from Hong Kong's sustained economic recovery. Despite unusual weather patterns in the first half of the year, a phenomenon which hurt the fashion retail industry generally, Swank's turnover rose 27% as compared to the same period last year. Parts of such increase are attributable to the increase in points of sale. Total floor area for sale of merchandise increased from 31,000 sqf to 38,000 sqf which includes the Roberto Cavalli flagship (opened in June 2005). After netting out the effect of the expansion of new shops, Swank recorded a 20% same store growth over the same period under review.

Management believes that sales turnover will continue to rise in face of expected continued economic recovery of Hong Kong in the second half of the year.

RESORT AND RECREATIONAL CLUB OPERATIONS

Shanghai Hilltop Country Club ("Shanghai Hilltop")

Management expects that all renovation work of Shanghai Hilltop will be completed by the end of this year and Shanghai Hilltop will be opened officially in the beginning of 2006.

Upon completion of the renovation and alteration works, Shanghai Hilltop will mainly comprise a Hotel Building, a Clubhouse Building, other ancillary structures and certain outdoor recreational facilities including golf driving range, tennis courts and outdoor swimming pool.

The Hotel Building is a four-star hotel, which provides around 300 guest rooms. It will be facilitated with Chinese and Western restaurants and multi-purpose conference rooms. The Clubhouse Building will be facilitated with indoor swimming pools, spa, gymnasium, a multi-function sport centre with badminton courts, table-tennis room, chess room and activity centre, etc.

In the meantime, Shanghai Landis Hospitality Management Co. Ltd, the management company of Shanghai Hilltop, is scheduling and designing various marketing and promotion activities to introduce Shanghai Hilltop to target customers.

Hong Kong Hilltop Country Club ("Hong Kong Hilltop")

Revenue generated by Hong Kong Hilltop for the period ending June 2005 is substantially similar to the results of the same period last year.

Gross profit on the Food and Beverage business improved slightly due to an increase in the revenue of such business. Revenue generated by Lodge sales were affected as demand lessened and the average tariff for rooms decreased, mainly as a result of stiff and increased competition by new and established hotels respectively.

The business of providing for meetings, seminar and training events generated good results as there were steady demand for such services. Management expects that this trend will continue for the rest of the year.

Hong Kong Hilltop is currently undergoing repair and maintenance projects to comply with certain licensing requirements, and Management is currently studying the viability of further upgrading the facilities at Hong Kong Hilltop.

BIO-MEDICAL

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability; clinical trials for local and international pharmaceutical companies; drug manufacturing; drug marketing and distribution in Taiwan.

Genovate has a range of new drug products in the pipeline. "Genetaxyl" is an improved version of Paclitaxel (BMS' Taxol) developed by Genovate for treatment of breast cancer, and its market share in Taiwan has increased favourably. In addition, two marketed new drugs, Urotrol and Glusafes, received positive market acceptance in Taiwan. Furthermore, in early 2005, for the first time Taiwan has granted approval for the sale of two "once a day" new drugs, Loxol SR (mucolytic agent) and Diabetrol (antidiabetic agent) SR. The drugs are expected to launch shortly in Taiwan. Such flow of new drugs will further strengthen Genovate's sales.

TELECOMMUNICATIONS

International Premium Rate Services ("IPRS")

Certain success were achieved in the opening up of the China market as Management had taken certain actions and are in the process of securing various licenses required to operate "value-added" telecommunications services in China.

The IPRS market during the first half of 2005 remained in very difficult conditions and Management does not envisage major recovery of such business or reverse in direction of major carriers around the world.

Management had put in relentless effort and is diligently engaged in the process of debt recovery and will continue to monitor the situation closely.

Wireless Network Card Business - Shanghai ENM Telecom & Technologies Limited ("SENMTT")

The core business of SENMTT is to provide customers with wireless internet access services through mobile network and the distribution of GPRS and CDMA1X network cards in the Shanghai region through its cooperation with China Mobile Shanghai and China Unicom Shanghai. Besides such businesses, Management plans to diversify existing business by broadening SENMTT's product range. SENMTT will continue to look for opportunities to apply its cooperation model with China Unicom and other telecom operators for other consumer products/services.

OTHER INVESTMENTS

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in China through its Joint Venture (the "JV") in Shanghai with China UnionPay. Due to the popularity of internet and on-line purchase in China, the income from on-line payment grew steadily during the first six months of this year. The introduction of on-line mutual fund transaction also has contribution to SinoPay's income.

The merger transaction between the JV and 廣州好易聯支付網絡公司 ("Easylink") is in progress and is targeted to be completed by the end of this year.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in the development of software and solution projects in China and its core business is in the area of e-government projects and office automation. The six-month turnover and profit were RMB20,407,000 and RMB1,161,000 respectively (2004: turnover was RMB6,196,000 with a loss of RMB2,777,000).

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the six months ended 30 June 2005.

CODE ON CORPORATE GOVERNANCE PRACTICES

None of the directors of the Company are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2005 in compliance with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited except for the deviations in respect of the service term and rotation of directors under code provisions A.4.1 and A.4.2 of the Code.

Under code provisions A.4.1 and A.4.2 of the Code, (a) non-executive directors should be appointed for a specific term and subject to re-election, and (b) all directors appointed to fill casual vacancy should be subject to election by shareholders at the first general meeting after their appointment, and every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

According to the Articles of Association of the Company, any director appointed to fill a casual vacancy or as an addition to the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. At each annual general meeting, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring directors shall be eligible for re-election. As there are eight directors, and one-third of them shall retire subject to rotation, and barring unforeseen resignation/retirement during the year, each director is effectively appointed under a term of more than 3 years.

BOARD OF DIRECTORS

As at the date of this announcement, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the non-executive director is Mr. Raymond Wai Pun LAU; and the independent non-executive directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By order of the Board
James C. Ng
Chief Executive Officer

Hong Kong, 23 September 2005

ENM Holdings Limited
安寧控股有限公司

(於香港註冊成立之有限公司)
(股份代號：128)

截至二零零五年六月三十日止六個月
中期業績公佈

安寧控股有限公司(「本公司」)董事會(「董事會」)謹此呈報本公司及其附屬公司(統稱「本集團」)截至二零零五年六月三十日止六個月之未經審核綜合中期業績，連同二零零四年同期之未經審核比較數字。

中期財務報告並未經審核，惟已經本公司審核委員會及本公司核數師審閱。

簡明綜合損益表

截至二零零五年六月三十日止六個月－未經審核
(以港元呈列)

	附註	截至六月三十日止六個月 二零零五年 (未經審核) 千元	二零零四年 (重列) 千元
營業額	3	113,328	104,987
銷售成本		(51,707)	(41,947)
毛利		61,621	63,040
其他收入及收益	4	3,452	11,644
銷售及分銷費用		(34,578)	(26,841)
行政費用		(35,392)	(40,248)
其他經營收入／(費用)淨額		15,894	(5,574)
融資成本	5	(250)	(227)
應佔聯營公司溢利減虧損		(1,432)	(1,194)
除稅前溢利	6	9,315	600
稅項	7	–	38
期內溢利		9,315	638
可分配於：			
本公司權益持有人		8,941	(2,816)
少數股東權益		374	3,454
		9,315	638
每股盈利／(虧損)	8		
－基本		0.54仙	(0.17)仙
－攤薄		不適用	不適用
每股股息		零	零

簡明綜合資產負債表

二零零五年六月三十日－未經審核
(以港元呈列)

	附註	二零零五年 六月三十日 (未經審核) 千元	二零零四年 十二月三十一日 (重列) 千元
非流動資產			
固定資產			
－物業及設備		78,379	74,198
－投資物業		100,991	96,200
		179,370	170,398
預付土地租賃款項		3,178	3,217
商譽		6,610	6,610
於聯營公司之權益		18,789	9,633
於共同控制公司之權益		–	–
可供出售之投資		36,287	35,489
		244,234	225,347
流動資產			
按公允值計入損益表中之金融資產		154,835	149,296
存貨		46,136	33,910
應收賬款	9	6,783	11,710
預付款項、按金及其他應收款項		27,700	28,651
預付土地租賃款項		77	77

根據香港財務報告準則第3號之過渡性條文，本集團須於二零零五年一月一日將累計攤銷之賬面值在相應商譽成本中撇除。過往於綜合儲備內撇銷之商譽會維持於綜合儲備內撇銷，並且不會當出售與商譽有關之全部或部份業務，或當與商譽有關之現金產生單元出現減值時，於損益表內確認。

上述變動之影響已於簡明財務報表附註2概述。根據香港財務報告準則第3號之過渡性條文，比較數字並未重列。

(c) 香港會計準則第17號－租賃

經採納香港會計準則第17號後，本集團位於香港之俱樂部中之租賃權益現分為租賃土地部份及租賃樓宇部份。由於預期土地租賃權益之業權於租期完結時不會轉讓予本集團，故租賃土地部份列為經營租賃，並由固定資產重新分類為預付土地租賃款項，而租賃樓宇部份則繼續歸類為「渡假中心及俱樂部」，作為固定資產之一部份，並按估值(採用折舊重置成本基準釐定)扣除折舊及任何減值虧損列賬。根據經營租賃預付之土地租賃款項初步按成本列賬，其後在租賃期內按直線基準攤銷。倘就租賃土地及樓宇權益所支付之租賃款項無法在土地與樓宇部分之間可靠地分配，整筆租賃款項則列作融資租賃，並繼續按估值扣除累計折舊及任何減值虧損列賬。

上述變動之影響已於以下附註2概述。根據香港會計準則第17號，比較數字已重列。

2. 會計政策變動影響之摘要

於採納香港財務報告準則後，累計虧損之期初結餘已作追溯性調整。過往期間所作調整之詳情概述如下：

(a) 對於二零零五年一月一日累計虧損期初結餘之影響

	附註	累計虧損增加 (未經審核) 千元
新政策之影響		
過往期間所作調整：		
香港會計準則第17號－區分業主自用物業之土地與樓宇部份	1(e)	(50,706)
於二零零五年一月一日之影響總額		(50,706)

(b) 對於二零零四年一月一日累計虧損期初結餘之影響

	附註	累計虧損增加 (未經審核) 千元
新政策之影響		
過往期間所作調整：		
香港會計準則第17號－區分業主自用物業之土地與樓宇部份	1(e)	(44,129)
於二零零四年一月一日之影響總額		(44,129)

下表概述於採納新香港財務報告準則後，對截至二零零五年及二零零四年六月三十日止六個月期間除稅後溢利之影響。由於並未就採納香港財務報告第3號作追溯性調整，故截至二零零四年六月三十日止六個月期間呈列之金額可能無法與當前中期呈列之金額比較。

(c) 對截至二零零五年及二零零四年六月三十日止六個月除稅後溢利之影響

新政策之影響(增加／(減少))	附註	截至六月三十日止六個月 二零零五年 本公司權益持有人 (未經審核) 千元	二零零四年 本公司權益持有人 (未經審核) 千元
對除稅後溢利之影響：			
香港財務報告準則第3號			
－終止攤銷商譽	1(d)	176	–
香港會計準則第40號及香港會計準則－詮釋第2號			
－撥回分類為投資物業之渡假中心及俱樂部物業之折舊	1(b)	2,556	1,316
香港會計準則第17號			
－業主自用物業折舊減少	1(e)	604	519
－攤銷預付土地租賃款項	1(e)	(39)	(39)
期內影響總額		3,297	1,796
對每股盈利／(虧損)之影響：			
基本		0.20仙	0.11仙
攤薄		–	–

3 營業額及分類資料

本集團按業務分類之收益及業績分析，以及本集團按地區分類之收益分析如下：

9. 應收賬款

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在釐定各信貸期時，會考慮個別客戶之財務能力及與其之經商年期。主要應收款項均經定期評估。

二零零五年六月三十日之應收賬款結餘(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	二零零五年 六月三十日 (未經審核) 千元	二零零四年 十二月三十一日 (經審核) 千元
0－1個月	3,501	7,305
2－3個月	417	993
3個月以上	2,865	3,412
	6,783	11,710

10. 應付賬款及其他應付款項

所有應付賬款及其他應付款項均於一個月內到期或於接獲通知時償還。

更改公司名稱

根據於二零零五年六月三日通過之特別決議案，由二零零五年六月二十四日起，本公司之名稱由「安寧數碼科技有限公司e-New Media Company Limited」更改為「安寧控股有限公司ENM Holdings Limited」。

中期股息

董事並不建議就呈報期間派發中期股息。

行政總裁報告書

財務回顧

受惠於香港及亞洲經濟持續復蘇，本集團於截至二零零五年六月三十日止六個月取得滿意業績。於回顧期間，本集團錄得營業額113,328,000港元(二零零四年：104,987,000港元)，相對於二零零四年同期增加8%。截至二零零五年六月三十日止期間，本公司權益持有人應佔綜合溢利8,941,000港元(二零零四年：虧損2,816,000港元(重列))。相比二零零四年同期之業績，現呈報之溢利反映業務營運獲大幅提升及改善。

流動資金及財務狀況

本集團之財務狀況穩健，持有546,781,000港元現金及存款(二零零四年十二月三十一日：581,349,000港元)。於二零零五年六月三十日，借貸總額為21,693,000港元(二零零四年十二月三十一日：21,308,000港元)，其中13,563,000港元(二零零四年十二月三十一日：12,758,000港元)須於一年內到期償還。於中期報告結算日，本集團之資本負債比率(即借貸總額與權益總額之比率)為2.4%(二零零四年十二月三十一日：2.4%)。於二零零五年六月三十日之流動比率為9.5倍(二零零四年十二月三十一日：8.1倍)。

於二零零五年六月三十日，本集團之借貸及銀行結餘主要以港元、美元及歐元為單位，而匯兌差額已於中期財務報告內反映。本集團之所有借款均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外匯狀況，並於適當之情況下，會考慮透過遠期外匯合約對沖外匯風險。

業務回顧

時裝零售

詩韻有限公司(「詩韻」)

詩韻繼續在香港持續之經濟復甦中受惠。儘管本年度上半年天氣狀況反常，此天氣現象對時裝零售業普遍造成打擊，但與去年同期相比，詩韻之營業額卻錄得27%增長，而部份增長乃由銷售點增加帶動。供商品銷售之總樓面面積由31,000平方呎增加至38,000平方呎，當中包括Roberto Cavalli旗艦店(於二零零五年六月開幕)。撇除新店擴展帶來之影響，詩韻於相同之回顧期間錄得20%相同之店舖營業額增長。

管理層相信，預期本年度下半年香港經濟將持續復甦，而銷售營業額亦將繼續上升。

經營渡假中心及俱樂部

上海顯達鄉村俱樂部(「上海顯達」)

管理層預期上海顯達之所有裝修工程將於本年底完成，並於二零零六年初正式開業。

在完成裝修及改善工程後，上海顯達將主要包括一幢酒店大樓、一幢俱樂部大樓，其他配套建築物及若干戶外康樂設施，包括高爾夫球練習場、網球場及戶外游泳池。

酒店大樓為一家四星級渡假酒店，約有300間客房。設有中、西餐館及多用途會議廳。俱樂部大樓設有戶內游泳池、水療浴池、健身室、並附設羽毛球場、乒乓球室、棋藝室及活動中心等設施之多功能體育中心。

與此同時，上海顯達之管理公司上海顯致育樂經營管理有限公司正計劃多項市場推廣及促銷活動，向目標客戶介紹上海顯達。

	附註		
預付款項、按金及其他應收款項		27,700	28,651
預付土地租賃款項		77	77
應收一間聯營公司款項		–	641
已抵押存款		342	342
定期存款		521,858	531,741
現金及銀行結餘		24,581	49,266
		782,312	805,634
流動負債			
應付賬款及其他應付款項	10	62,072	81,819
應付一間聯營公司款項		750	–
附息銀行借貸		7,102	6,597
債券		1,254	954
其他貸款		5,207	5,207
應付稅項		5,557	5,436
		81,942	100,013
流動資產淨值		700,370	705,621
總資產減流動負債		944,604	930,968
非流動負債			
債券		8,130	8,550
遞延收入		25,662	20,870
		33,792	29,420
		910,812	901,548
資本及儲備			
本公司權益持有人應佔權益			
股本		16,507	16,507
儲備		867,749	858,859
		884,256	875,366
少數股東權益		26,556	26,182
		910,812	901,548

附註：

1. **編製基準及主要會計政策**

簡明綜合中期財務報表乃根據香港會計準則(「香港會計準則」)第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六編製而成。編製本中期財務報表時所採納之會計政策及編製基準與於截至二零零四年十二月三十一日止年度之財務報表內所採用者均屬相同，惟於採納若干影響本集團之新增及經修訂香港財務報告準則(「香港財務報告準則」，當中包括香港會計準則及詮釋(「香港會計準則－詮釋」))後而改變之會計政策及於本期首次採納之會計政策除外：

(a) 香港會計準則第32號及香港會計準則第39號－金融工具

於採納香港會計準則第32號及第39號後，可供出售投資先經初步確認，其後按公允值計算，因公允值變動而產生之損益在權益表內獨立確認，直至此等投資被出售、收回或變賣，或當投資被確認為減值為止，於其時以往於權益內確認之累計損益將會計入損益表內。當非上市股本證券之公允值未能可靠地計算時，該等證券會以成本扣除減值虧損列賬。

此會計政策之變動使本集團於過往列作長期投資之股本證券投資被重新分類為可供出售投資，但由於本集團於二零零五年一月一日之可供出售投資乃按公允值或成本扣除減值虧損列賬，此會計政策之變動並未對本集團之綜合損益表及累計虧損造成影響。

(b) 香港會計準則第40號－投資物業及香港會計準則－詮釋第2號－適用於酒店物業之會計政策

有關投資物業之會計政策變動呈列如下：

(i) 投資物業公允值之改變

於採納香港會計準則第40號後，由投資物業公允值之改變而產生之收益或虧損會計入其產生期間之損益表內。投資物業報廢或將其出售之任何收益或虧損會於其報廢或出售期間之損益表內確認。

由於本集團於過往期間錄得重估虧絀淨額，且於二零零五年及二零零四年一月一日並無任何投資重估儲備，故採納香港會計準則第40號並未對本集團之綜合損益表及期初累計虧損造成任何影響。

(ii) 渡假中心及俱樂部物業之重新分類

於採納香港會計準則第40號及香港會計準則－詮釋第2號後，只有業主自行管理之酒店物業才會被視為業主自用物業，該等物業須按成本或估價值減累計折舊及任何減值虧損列賬。另一方面，倘酒店業主之實際身份為被動投資者，且並無重大涉及酒店之現金流量，則與業主自用物業有別，並分類為投資物業。

採納香港會計準則第40號及香港會計準則－詮釋第2號使本集團位於中國上海之渡假中心及俱樂部物業被重新分類為投資物業。會計政策變動之影響已於簡明綜合財務報表附註2概述。根據香港會計準則第40號及香港會計準則－詮釋第2號，比較數字已重列。

(c) 香港財務報告準則第2號－股權支付

於採納香港財務報告準則第2號後，當僱員(包括董事)提供服務之代價為權益工具(「權益結算交易」)，與僱員進行之權益結算交易之成本會參考工具於授出日期之公允值計算。

本集團已採用香港財務報告準則第2號第53段中載列之過渡性條文，據此，新政策之確認及計算並未應用於二零零二年十一月七日或之前授予僱員及已於二零零五年一月一日歸屬之購股權。由於本集團所有未被行使之購股權乃於二零零二年十一月七日前授予僱員及已於二零零五年一月一日歸屬，故採納香港財務報告準則第2號並未對本集團之簡明綜合損益表及累計虧損造成影響。

(d) 香港財務報告準則第3號－業務合併及香港會計準則第36號－資產減值

於採納香港財務報告準則第3號及香港會計準則第36號後，收購產生之商譽不再予以攤銷，但會每年作減值審查(及於倘有事件或情況改變且顯示賬面值可能出現減值時)。該商譽確認之任何減值虧損並不會在往後期間撥回。

3 **營業額及分類資料**

本集團按業務分類之收益及業績分析，以及本集團按地區分類之收益分析如下：

(a) *業務分類*

	集團營業額 截至六月三十日止六個月		溢利之貢獻 截至六月三十日止六個月	
	二零零五年 (未經審核) 千元	二零零四年 (未經審核) 千元	二零零五年 (未經審核) 千元	二零零四年 (未經審核) 千元
批發及零售時裝及飾物	92,620	73,946	1,164	8,850
電訊服務	2,976	17,703*	5,493	4,247
經營渡假中心及俱樂部	8,848	9,223	(1,129)	(796)
投資及財務管理	8,884	4,115	6,559	(9,219)
	113,328	104,987	12,087	3,082
未分配收益及支出淨額			(1,090)	(1,061)
融資成本			(250)	(227)
應佔聯營公司溢利減虧損			(1,432)	(1,194)
稅項			–	38
			9,315	638

(b) *地區分類*

	集團營業額 截至六月三十日止六個月	
	二零零五年 (未經審核) 千元	二零零四年 (未經審核) 千元
香港	110,312	87,245
中國大陸	2,152	984
其他亞太地區	807	1,793
歐洲	54	4,688
北美洲	–	10,274
其他	3	3
	113,328	104,987

* 一筆從最終轉駁電訊公司收回之款項10,224,000元，屬於過往年度所賺取之傳送量收益，已反映於電訊服務業務截至二零零四年六月三十日止六個月之營業額中。由於未知能否收取該款項，因此並未於過往期間確認為收益。

4 **其他收入及收益**

其他收入及收益之分析如下：

	截至六月三十日止六個月	
	二零零五年 (未經審核) 千元	二零零四年 (未經審核) 千元
分租租金收入	502	3,440
管理費	1,599	1,672
顧問服務費用	–	257
出售一特許經營業務之收益	–	4,519
其他	1,351	1,756
	3,452	11,644

5 **融資成本**

融資成本為須於五年內全數償還之銀行貸款之利息。

6 **除稅前溢利**

本集團之除稅前溢利於扣除／(計入)下列各項後釐定：

	截至六月三十日止六個月	
	二零零五年 (未經審核) 千元	二零零四年 (未經審核) 千元
銷售存貨成本	50,197	37,288
商譽攤銷	–	311
預付土地租賃款項攤銷	39	39
折舊	3,718	2,667
股息收入	(1,264)	(1,048)
利息收入	(7,619)	(3,067)
匯兌收益淨額	(3,099)	(2,080)
出售固定資產之收益	(31)	(328)
證券投資之已變現及未變現(收益)／虧損淨額	(4,752)	4,965

7 **稅項**

由於本公司及其附屬公司於本期間並無產生任何應課稅溢利，或承前之過往年度稅務虧損足以抵銷本期間產生之應課稅溢利，故於截至二零零五年六月三十日止六個月之簡明綜合損益表內，並無作出香港利得稅及海外所得稅撥備(截至二零零四年六月三十日止六個月：無)。

截至二零零四年六月三十日止六個月簡明綜合損益表之稅項，為過往年度超額撥備之海外利得稅。

由於本公司及其附屬公司有承前稅務虧損，足以抵銷於二零零五年六月三十日之應課稅暫時性差額，故並無於該日期作出遞延稅項之撥備。由於該等虧損乃於虧損已有一段時間之附屬公司產生，或未能預測該等附屬公司未來可否獲得應課稅溢利，故此並未就其確認遞延稅項資產。

8 **每股盈利／(虧損)**

(a) *每股基本盈利／(虧損)*

每股基本盈利／(虧損)乃根據期內本公司權益持有人應佔溢利8,941,000元(二零零四年：虧損2,816,000元(重列))及期內已發行普通股加權平均數1,650,658,676股(二零零四年：1,650,658,676股)計算。

(b) *每股攤薄盈利／(虧損)*

由於兩個期間並不存在具攤薄效應之事項，故並無披露該等期間之每股攤薄盈利／(虧損)金額。

與此同時，上海顯達之管理公司上海麗致育樂經營管理有限公司正計劃多項市場推廣及促銷活動，向目標客戶介紹上海顯達。

香港顯達鄉村俱樂部(「香港顯達」)

香港顯達截至二零零五年六月止期間之業績與去年同期相若。

飲食業務由於收益增加，毛利稍為改善。房客銷售收益主要因為新落成酒店之競爭劇烈，導致需求減少，及平均房租下調而受影響。

會議、研討會及培訓活動業務因需求穩定而取得理想業績。管理層預期此趨勢將於今年持續。

香港顯達現正進行維修工程，以符合若干牌照規定，而管理層亦正研究進一步改善香港顯達之設施之可行性。

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之藥物公司，其業務範圍包括：開發新藥物及研製新劑型、為當地及國際藥物公司進行臨床測試、製藥，以及在台灣市場進行藥物推廣及分銷。

健亞正在開發一系列新藥物。「Genetaxyl」為健亞所開發之治療乳癌藥物Paclitaxel (BMS' Taxol)之改良配方，該藥物在台灣之市場佔有率有頗佳增長。此外，兩種新推出藥物Urotrol及Glusafes，在台灣市場反應良好。此外，於二零零五年初，台灣首次批准銷售兩種「每日一次」新藥Loxol SR (溶黏液劑)及Diabetrol SR (抗糖尿病劑)。預期該等藥物將於短期內在台灣推出。接連推出新藥物，將可進一步鞏固健亞之營業額。

電訊

國際電訊增值服務(「IPRS」)

除了在進軍中國市場方面已有一定進展外，管理層亦已採取若干行動，藉以獲取經營中國電訊增值服務所需之不同牌照。

於二零零五年上半年，IPRS市場仍然處於艱難狀況，管理層並不寄望該業務會出現重要之復甦及全球的主要電訊商收緊策略出現改變。

管理層已堅持不懈地及盡力進行債務回收，並將繼續密切控制該情況。

無線上網卡業務－上海安電通信科技發展有限公司(「上海安電」)

上海安電之主要業務為透過流動網絡向顧客提供無線上網服務，並與上海移動通信及上海中國聯通合作，在上海分銷GPRS及CDMA1X上網卡。除有關業務外，管理層擬擴大上海安電之產品種類以擴充現有業務。上海安電將繼續發掘商機，將與中國聯通及其他電信經營商之合作模式應用於其他消費者產品／服務。

其他投資

SinoPay.com Holdings Limited (「SinoPay」)

SinoPay之主要業務是透過中國銀聯股份有限公司在上海設立之合營公司(「合營公司」)，在中國大陸提供商業對客戶電子支付及銀行間跨行轉賬之解決方案服務。由於上網及網上購物在中國流行，於本年度首六個月，上網支付服務之收入穩步增加。而引入網上互惠基金交易亦為SinoPay之收入帶來貢獻。

合營公司與廣州好易聯支付網絡公司(「好易聯」)之合併交易仍在進行中，並預期於本年年底完成。

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案服務項目，而主要業務為從事政府電子化項目及辦公室自動化系統。首六個月之營業額及利潤分別為人民幣20,407,000元及人民幣1,161,000元(二零零四年：營業額為人民幣6,196,000元及虧損為人民幣2,777,000元)。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於截至二零零五年六月三十日止六個月內概無購買、贖回或出售本公司任何上市證券。

企業管治常規守則

概無董事知悉任何資料，足以合理地顯示本公司於截至二零零五年六月三十日止六個月任何期間內，未有遵守香港聯合交易所有限公司之證券上市規則附錄十四內所載之企業管治常規守則(「守則」)，惟偏離根據守則之守則條文第A.4.1及A.4.2條有關董事服務任期及輪值告退之規定。

根據守則之守則條文第A.4.1及A.4.2條規定，(a)非執行董事須以特定任期委任，並須接受重選，及(b)所有獲委任以填補空缺之董事須在其獲委任後的第一次股東大會上由股東投選，以及每位董事，包括以特定任期委任者，須至少每三年輪值告退一次。

根據本公司之章程細則，任何獲委任以填補空缺或新加入之董事僅可留任至本公司下一屆股東週年大會，並合符資格膺選連任。於每屆股東週年大會上，當時在任之三分一之董事(或如董事人數並非三或三之倍數時，最接近三分一之董事)須退任。每年告退之董事須為自上一次當選後任期最長之董事，但倘若多位董事乃於同一天獲委任，則以抽籤決定須告退之人選(除非該等董事另有協議者則作別論)。行將退任之董事符合資格可膺選連任。由於共有八位董事，而其中三分一董事須輪值告退，倘於年內沒有出現不可預見之辭任／退任的情況下，則各董事的有效任期為三年以上。

董事會

於本公佈日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；非執行董事為劉偉楨先生；而獨立非執行董事為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
行政總裁
吳智明

香港，二零零五年九月二十三日

安寧控股有限公司
ENM Holdings Limited

interim report

05

The Board of Directors (the "Board") of ENM Holdings Limited (the "Company") herein present the unaudited condensed consolidated interim results of the Company and its subsidiaries (collectively the "Group") for the six months ended 30 June 2005, together with the unaudited comparative amounts for the corresponding period in 2004.

This interim financial report has not been audited, but has been reviewed by the Company's audit committee and the Company's auditors.

CONDENSED CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the six months ended 30 June 2005 - unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June	
	Notes	**2005**	2004
		(Unaudited)	*(Restated)*
		$'000	*$'000*
Turnover	3	**113,328**	104,987
Cost of sales		**(51,707)**	(41,947)
Gross profit		**61,621**	63,040
Other income and gains	4	**3,452**	11,644
Selling and distribution costs		**(34,578)**	(26,841)
Administrative expenses		**(35,392)**	(40,248)
Other operating income/(expenses), net		**15,894**	(5,574)
Finance costs	5	**(250)**	(227)
Share of profits and losses of associates		**(1,432)**	(1,194)
Profit before tax	6	**9,315**	600
Tax	7	**—**	38
Profit for the period		**9,315**	638
Attributable to:			
Equity holders of the Company		**8,941**	(2,816)
Minority interests		**374**	3,454
		9,315	638
Earnings/(loss) per share	8		
- Basic		**0.54 cents**	(0.17) cents
- Diluted		**N/A**	N/A
Dividend per share	9	**Nil**	Nil

The notes on pages 6 to 20 form part of this interim financial report.

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30 June 2005 - unaudited
(Expressed in Hong Kong dollars)

	Notes	30 June 2005 (Unaudited) $'000	31 December 2004 (Restated) $'000
Non-current assets			
Fixed assets			
- Properties and equipment		**78,379**	74,198
- Investment properties		**100,991**	96,200
		179,370	170,398
Prepaid land premiums		**3,178**	3,217
Goodwill		**6,610**	6,610
Interests in associates		**18,789**	9,633
Interests in jointly-controlled entities (fully provided for)		**—**	—
Available-for-sale investments	10	**36,287**	35,489
		244,234	225,347
Current assets			
Financial assets at fair value through profit and loss		**154,835**	149,296
Inventories		**46,136**	33,910
Trade receivables	11	**6,783**	11,710
Prepayments, deposits and other receivables		**27,700**	28,651
Prepaid land premiums		**77**	77
Due from an associate		**—**	641
Pledged deposits		**342**	342
Time deposits		**521,858**	531,741
Cash and bank balances		**24,581**	49,266
		782,312	805,634

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

As at 30 June 2005 - unaudited
(Expressed in Hong Kong dollars)

	Notes	30 June 2005 (Unaudited) $'000	31 December 2004 (Restated) $'000
Current liabilities			
Trade and other payables	12	**62,072**	81,819
Due to an associate		**750**	—
Interest-bearing bank borrowings		**7,102**	6,597
Debentures	13	**1,254**	954
Other loans		**5,207**	5,207
Tax payable		**5,557**	5,436
		81,942	100,013
Net current assets		**700,370**	705,621
Total assets less current liabilities		**944,604**	930,968
Non-current liabilities			
Debentures	13	**8,130**	8,550
Deferred revenue		**25,662**	20,870
		33,792	29,420
		910,812	901,548
CAPITAL AND RESERVES			
Equity attributable to equity holders of the Company			
Share capital		**16,507**	16,507
Reserves	15	**867,749**	858,859
		884,256	875,366
Minority interests	15	**26,556**	26,182
		910,812	901,548

The notes on pages 6 to 20 form part of this interim financial report.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the six months ended 30 June 2005 - unaudited
(Expressed in Hong Kong dollars)

		Six months ended 30 June	
	Notes	**2005**	2004
		(Unaudited)	*(Restated)*
		$'000	*$'000*
Total equity at 1 January:			
As previously reported as equity		**926,072**	911,311
As previously reported separately as minority interests		**26,182**	20,006
		952,254	931,317
Prior period adjustments	1, 2	**(50,706)**	(44,129)
As restated		**901,548**	887,188
Changes in equity during the period:			
Exchange differences on translating foreign operations	15	**(51)**	(29)
Net loss recognised directly in equity		**(51)**	(29)
Profit for the period	15	**9,315**	638
Total recognised income and expense for the period		**9,264**	609
Total equity at 30 June		**910,812**	887,797
Total recognised income and expense for the period attributable to:			
Equity holders of the Company		**8,890**	(2,845)
Minority interests		**374**	3,454
		9,264	609

The notes on pages 6 to 20 form part of this interim financial report.

Condensed Consolidated Cash Flow Statement

For the six months ended 30 June 2005 - unaudited
(Expressed in Hong Kong dollars)

	Six months ended 30 June	
	2005	2004
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Net cash outflow from operating activities	**(14,669)**	(9,532)
Net cash inflow/(outflow) from investing activities	**(442,402)**	52,467
Net cash inflow/(outflow) from financing activities	**135**	(47,207)
Net decrease in cash and cash equivalents	**(456,936)**	(4,272)
Cash and cash equivalents at beginning of period	**581,007**	587,522
Effect of foreign exchange rate changes, net	**4**	(8)
Cash and cash equivalents at end of period	**124,075**	583,242
Analysis of balances of cash and cash equivalents		
Cash and bank balances	**24,581**	43,347
Non-pledged time deposits with original maturity of less than three months when acquired	**99,494**	539,895
	124,075	583,242

The notes on pages 6 to 20 form part of this interim financial report.

NOTES ON THE UNAUDITED INTERIM FINANCIAL REPORT

(Expressed in Hong Kong dollars)

1 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

The condensed consolidated interim financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" and Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The accounting policies and basis of preparation adopted in the preparation of the interim financial statements are the same as those used in the annual financial statements for the year ended 31 December 2004, except for the changes in accounting policies following the adoption of certain new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) that affect the Group and are adopted for the first time for the current period's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-INT 21	Income Taxes – Recovery of Revalued Non-depreciable Assets
HK-INT 2	The Appropriate Accounting Policies for Hotel Properties
HK-INT 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

1 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

The adoption of HKASs 1, 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 24, 27, 28, 31, 33, 37, HK(SIC)-INT 21 and HK-INT 4 has had no material impact on the accounting policies of the Group and the methods of computation in the Group's condensed consolidated financial statements. The impact of adopting the other HKFRSs by the Group is summarised as follows:

(a) HKAS 32 and HKAS 39 - Financial Instruments

In prior periods, the Group classified its investments in equity securities intended to be held for continuing strategic or long term purposes as investment securities, within long term investments, and stated these investments at cost less any impairment losses on an individual investment basis. Other long term investments in equity securities intended to be held on a long term basis were stated at their fair values on an individual investment basis and classified as other securities, also within long-term investments, and the gains or losses arising from changes in the fair values of such securities were credited or charged to the profit and loss account in the period in which they arose.

Upon the adoption of HKASs 32 and 39, these securities are classified as available-for-sale investments. Available-for sale investments are those non-derivative investments in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other categories of financial assets as defined in HKAS 39. After initial recognition, available-for-sale investments are measured at fair value with gains or losses recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss account.

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business at the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument which is substantially the same; and discounted cash flow analysis and option pricing models.

When the fair value of unlisted equity securities cannot be reliably measured because (1) the variability in the range of reasonable fair value estimates is significant for that investment, or (2) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less impairment losses.

The Group assesses at each balance sheet date whether there is any objective evidence that an available-for-sale investment is impaired as a result of one or more events that occur after the initial recognition of the investment ("loss events"), and that the loss events have an impact on the estimated future cash flows that can be reliably estimated.

If there is objective evidence of impairment, the cumulative loss that had been recognised directly in equity shall be removed from equity and recognised in the profit and loss account. The amount of loss recognised in the profit and loss account shall be the difference between the acquisition cost and the current fair value, less any impairment losses on that available-for-sale investment previously recognised in the profit and loss account.

1 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(a) HKAS 32 and HKAS 39 - Financial Instruments (continued)

The change in accounting policy has resulted in the reclassification of the Group's investments in equity securities as available-for-sale investments, and has had no effect on the Group's consolidated profit and loss account and accumulated losses since the Group's available-for-sale investments were stated at fair value or cost less impairment losses as at 1 January 2005.

(b) HKAS 40 - Investment Property and HK-INT 2 - The Appropriate Accounting Policies for Hotel Properties

Changes in accounting policies relating to investment properties are as follows:

(i) Changes in fair values of investment properties

In prior periods, changes in the fair values of investment properties were dealt with as movements in the investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit, on a portfolio basis, the excess of the deficit was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged.

Upon the adoption of HKAS 40, gains or losses arising from changes in the fair values of investment properties are included in the profit and loss account in the period in which they arise. Any gains or losses on the retirement or disposal of an investment property are recognised in the profit and loss account in the period of retirement or disposal.

The adoption of HKAS 40 has had no effect on the Group's consolidated profit and loss account and opening balances of accumulated losses as at 1 January 2005 and 2004 since the Group recorded net revaluation deficits in prior periods and had no investment revaluation reserve at these dates.

(ii) Reclassification of resort and recreational club properties

In prior periods, all resort and recreational club properties of the Group were classified separately from investment properties and were stated at valuation less accumulated depreciation and any impairment losses. Changes in the fair values of resort and recreational club properties were dealt with as movements in the revaluation reserve. If the total of this reserve was insufficient to cover a deficit, on an individual basis, the excess of the deficit was charged to the profit and loss account. Any subsequent revaluation surplus was credited to the profit and loss account to the extent of the deficit previously charged. Upon the disposal of a revalued asset, the relevant portion of the revaluation reserve realised in respect of previous valuations was transferred to accumulated losses as a movement in reserves.

Upon the adoption of HKAS 40 and HK-INT 2, only owner-managed hotels are regarded as owner-occupied properties and stated at cost or valuation less accumulated depreciation and any impairment losses. On the other hand, if a hotel owner's position is, in substance, be that of a passive investor and is not significantly exposed to the cash flows generated by the hotel, the hotel is distinguished from owner-occupied property and is classified as an investment property.

(b) HKAS 40 - Investment Property and HK-INT 2 - The Appropriate Accounting Policies for Hotel Properties (continued)

(ii) Reclassification of resort and recreational club properties (continued)

The adoption of HKAS 40 and HK-INT 2 has resulted in the reclassification of the Group's resort and recreational club properties located in Shanghai, mainland China, as investment properties. The effects of the change in accounting policy are summarised in note 2 to the condensed consolidated financial statements. In accordance with HKAS 40 and HK-INT 2, comparative amounts have been restated.

(c) HKFRS 2 - Share-based Payment

In prior periods, no recognition and measurement of share-based transactions in which employees (including directors) were granted share options over shares in the Company was required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the profit and loss account for a period represents the movement in cumulative expense recognised as at the beginning and end of that period.

Any dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has taken advantage of the transitional provisions set out in paragraph 53 of HKFRS 2 under which the new recognition and measurement policies have not been applied to options granted to employees on or before 7 November 2002 and had vested by 1 January 2005. The adoption of HKFRS 2 has had no effect on the Group's condensed consolidated profit and loss account and accumulated losses since all outstanding options of the Group were granted to employees before 7 November 2002 and had vested by 1 January 2005.

Details of the employee share option schemes of the Group are set out in note 29 of the Group's annual financial statements for the year ended 31 December 2004.

1 BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) HKFRS 3 - Business Combinations and HKAS 36 - Impairment of Assets

In prior periods, goodwill arising on acquisitions prior to 1 January 2001 was eliminated against consolidated reserve in the year of acquisition and was not recognised in the profit and loss account until disposal or impairment of the acquired business. Goodwill arising on acquisitions on or after 1 January 2001 was capitalised and amortised on the straight-line basis over its estimated useful life and was subject to impairment testing when there was any indication of impairment.

Upon the adoption of HKFRS 3 and HKAS 36, goodwill arising on acquisitions is no longer amortised but subject to an annual impairment review (or more frequently if events or changes in circumstances indicate that the carrying value may be impaired). Any impairment loss recognised for goodwill is not reversed in a subsequent period.

Pursuant to the transitional provisions of HKFRS 3, the Group eliminated at 1 January 2005 the carrying amounts of accumulated amortisation with a corresponding entry to the cost of goodwill. Goodwill previously eliminated against consolidated reserve remains eliminated against consolidated reserve and is not recognised in the profit and loss account when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

The effects of the above changes are summarised in note 2 to the condensed financial statements. In accordance with the transitional provisions of HKFRS 3, comparative amounts have not been restated.

(e) HKAS 17 - Leases

In prior periods, all leasehold land and buildings of the Group held for own use as well as its owner-occupied recreational club located in Hong Kong, categorised within "resort and recreational club properties" as part of fixed assets, were stated at valuation less accumulated depreciation and any impairment losses. Depreciation was generally recognised over the remaining terms of the leases.

Upon the adoption of HKAS 17, the Group's leasehold interest in the recreational club located in Hong Kong is separated into leasehold land component and leasehold buildings component. The leasehold land component is classified as an operating lease since the ownership title to the land interest is not expected to pass to the Group by the end of the lease term, and is reclassified from fixed assets to prepaid land premiums, while the leasehold buildings component continues to be categorised within "resort and recreational club properties" as part of fixed assets and stated at valuation, as determined using depreciated replacement costs basis, less depreciation and any impairment losses. Prepaid land lease payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease term. When the lease payments for interests in leasehold land and buildings cannot be allocated reliably between the land and building components, the entire lease payments are included as finance leases and have continued to be stated at valuation less accumulated depreciation and any impairment losses.

The effects of the above changes are summarised in note 2 below. In accordance with HKAS 17, comparative amounts have been restated.

2 SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES

Following the adoption of the HKFRSs, the opening balances of the accumulated losses were adjusted retrospectively. The details of the prior period adjustments are summarised as follows:

(a) Effect on opening balance of accumulated losses at 1 January 2005

Effect of new policy	*Note*	**Increase in accumulated losses** ***(Unaudited)*** ***$'000***
Prior period adjustment:		
HKAS 17		
- Separation of the land and buildings components of owner-occupied properties	1(e)	**(50,706)**
Total effect at 1 January 2005		**(50,706)**

(b) Effect on opening balance of accumulated losses at 1 January 2004

Effect of new policy	*Note*	Increase in accumulated losses *(Unaudited)* *$'000*
Prior period adjustment:		
HKAS 17		
- Separation of the land and buildings components of owner-occupied properties	1(e)	(44,129)
Total effect at 1 January 2004		(44,129)

2 SUMMARY OF THE IMPACT OF CHANGES IN ACCOUNTING POLICIES (continued)

The following table summarises the impact on profit after tax for the six-month periods ended 30 June 2005 and 2004 upon the adoption of the new HKFRSs. As no retrospective adjustments have been made for the adoption of HKFRS 3, the amounts shown for the six months period ended 30 June 2004 may not be comparable to the amounts shown for the current interim period.

(c) Effect on profit after tax for the six months ended 30 June 2005 and 2004

		Six months ended 30 June	
		2005	2004
		Equity holders of the Company	Equity holders of the Company
Effect of new policy		***(Unaudited)***	*(Unaudited)*
(Increase/(decrease))	*Notes*	***$'000***	*$'000*
Effect on profit after tax:			
HKFRS 3			
- Discontinuation of amortisation of goodwill	1(d)	**176**	—
HKAS 40 and HK-INT 2			
- Reversal of depreciation of resort and recreational club properties classified as investment properties	1(b)	**2,556**	1,316
HKAS 17			
- Decrease in depreciation of owner-occupied properties	1(e)	**604**	519
- Amortisation of prepaid land premiums	1(e)	**(39)**	(39)
Total effect for the period		**3,297**	1,796
Effect on earnings/(loss) per share:			
Basic		**0.20 cents**	0.11 cents
Diluted		**—**	—

3 TURNOVER AND SEGMENT INFORMATION

An analysis of the Group's revenue and results by business segments and an analysis of the Group's revenue by geographical segments are as follows:

(a) Business segments

	Group turnover Six months ended 30 June		Contribution to profit Six months ended 30 June	
	2005	2004	**2005**	2004
	(Unaudited)	*(Unaudited)*	***(Unaudited)***	*(Restated)*
	$'000	*$'000*	***$'000***	*$'000*
Wholesale and retail of fashion wear and accessories	**92,620**	73,946	**1,164**	8,850
Telecommunications services	**2,976**	17,703*	**5,493**	4,247
Resort and recreational club operations	**8,848**	9,223	**(1,129)**	(796)
Investments and treasury	**8,884**	4,115	**6,559**	(9,219)
	113,328	104,987	**12,087**	3,082
Unallocated gains and expenses, net			**(1,090)**	(1,061)
Finance costs			**(250)**	(227)
Share of profits and losses of associates			**(1,432)**	(1,194)
Tax			**—**	38
			9,315	638

(b) Geographical segments

	Group turnover Six months ended 30 June	
	2005	2004
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Hong Kong	**110,312**	87,245
Mainland China	**2,152**	984
Other Asia Pacific regions	**807**	1,793
Europe	**54**	4,688
North America	**—**	10,274
Others	**3**	3
	113,328	104,987

* Turnover from the provision of telecommunications services for the six months ended 30 June 2004 included a sum of $10,224,000 received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

4 OTHER INCOME AND GAINS

An analysis of other income and gains are as follows:

	Six months ended 30 June	
	2005	2004
	(Unaudited)	*(Unaudited)*
	$'000	*$'000*
Sub-leasing rental income	**502**	3,440
Management fees	**1,599**	1,672
Consulting services fees	**—**	257
Gain on disposal of a franchise business	**—**	4,519
Others	**1,351**	1,756
	3,452	11,644

5 FINANCE COSTS

Finance costs represented interest on bank loans wholly repayable within five years.

6 PROFIT BEFORE TAX

The Group's profit before tax was determined after charging/(crediting):

	Six months ended 30 June	
	2005	2004
	(Unaudited)	*(Restated)*
	$'000	*$'000*
Cost of goods sold	**50,197**	37,288
Amortisation of goodwill	**—**	311
Amortisation of prepaid land premiums	**39**	39
Depreciation	**3,718**	2,667
Dividend income	**(1,264)**	(1,048)
Interest income	**(7,619)**	(3,067)
Exchange gains, net	**(3,099)**	(2,080)
Gain on disposal of fixed assets	**(31)**	(328)
Net realised and unrealised (gains)/losses on investments in securities	**(4,752)**	4,965

7 TAX

No provision for Hong Kong profits tax and overseas income tax has been made in the condensed consolidated profit and loss account for the six months ended 30 June 2005 as the Company and its subsidiaries either did not generate any assessable profits for the period or had available tax losses brought forward from prior years to offset the assessable profits generated during the period (Six months ended 30 June 2004: Nil).

Tax included in the condensed consolidated profit and loss account for the six months ended 30 June 2004 represented over-provision of overseas profits tax in prior years.

No provision for deferred tax liabilities was made as at 30 June 2005 as the Company and its subsidiaries had tax losses brought forward which were sufficient to offset the taxable temporary differences at that date. Deferred tax assets have not been recognised in respect of these tax losses as they arose in subsidiaries that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

8 EARNINGS/(LOSS) PER SHARE

(a) Basic earnings/(loss) per share

The calculation of basic earnings/(loss) per share is based on the profit attributable to equity holders of the Company for the period of $8,941,000 (2004: Loss of $2,816,000 (as restated)) and the weighted average of 1,650,658,676 (2004: 1,650,658,676) ordinary shares in issue during the period.

(b) Diluted earnings/(loss) per share

Diluted earnings/(loss) per share for both periods have not been disclosed as no diluting events existed during these periods.

9 DIVIDEND

The directors do not recommend the payment of any interim dividend to shareholders (2004: Nil).

10 AVAILABLE-FOR-SALE INVESTMENTS

	30 June 2005	31 December 2004
	(Unaudited)	*(Restated)*
	$'000	*$'000*
Listed equity investments, at fair value:		
Overseas	**908**	908
Unlisted equity investments, at cost, less impairment:		
Overseas	**35,379**	34,581
	36,287	35,489

Available-for-sale investments consist of investments in listed and unlisted shares and therefore have no fixed maturity date or coupon rate.

Certain unlisted equity investments are stated at cost, less impairment, because their fair values could not be reliably measured as at the balance sheet date.

11 TRADE RECEIVABLES

The Group maintains a defined credit policy for its trade customers and the credit terms vary according to the business activities. The financial strengths of and the period of business with individual customers are considered in determining the respective credit terms. Reviews of major receivables are conducted regularly.

An aged analysis of trade receivables as at 30 June 2005, based on invoice date and net of provisions, is as follows:

	30 June 2005	31 December 2004
	(Unaudited)	*(Audited)*
	$'000	*$'000*
0 - 1 month	**3,501**	7,305
2 - 3 months	**417**	993
Over 3 months	**2,865**	3,412
	6,783	11,710

12 TRADE AND OTHER PAYABLES

All trade and other payables are due within one month or on demand.

13 DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") operated by a subsidiary of the Group, Hill Top Country Club Limited, subject to the rules and bye-laws of the Club so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free of monthly subscription. At 30 June 2005, the redeemable periods of the Group's debentures were as follows:

	30 June 2005	31 December 2004
	(Unaudited)	*(Audited)*
	$'000	*$'000*
Within one year	**1,254**	954
In the second year	**2,910**	1,690
In the third to fifth year, inclusive	**5,220**	6,860
	8,130	8,550
	9,384	9,504

All redeemable debentures are non-interest-bearing and renewable upon maturity subject to the Group's consent.

14 SHARE OPTIONS

At 30 June 2005, the outstanding share options were as follows:

Date of grant	**Exercise price**	**Number of share options outstanding at 30 June 2005**
1 December 1999	$1.804	48,000
1 August 2000	$0.630	288,000
		336,000

These share options are exercisable before 29 December 2007.

At 30 June 2005, the Company had 336,000 share options outstanding under the share options schemes operated by the Company. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 336,000 additional ordinary shares of the Company and additional share capital of $3,360 and share premium of $265,000 (before issue expenses).

15 RESERVES

	Share premium account (Unaudited) $'000	Capital redemption reserve (Unaudited) $'000	Special reserve (Unaudited) $'000	Exchange reserve (Unaudited) $'000	Revaluation reserve (Unaudited) $'000	Accumulated losses (Unaudited) $'000	Total (Unaudited) $'000	Minority interests (Unaudited) $'000
At 1 January 2004								
As previously reported	1,189,721	478	808,822	2,008	33	(1,106,258)	894,804	20,006
Prior period adjustment:								
HKAS 17								
– Separation of the land and buildings components of owner-occupied properties *(notes 1(e) & 2(b))*	—	—	—	—	—	(44,129)	(44,129)	—
At 1 January 2004 (as restated)	1,189,721	478	808,822	2,008	33	(1,150,387)	850,675	20,006
Exchange realignment	—	—	—	(29)	—	—	(29)	—
Profit for the period (as restated)	—	—	—	—	—	(2,816)	(2,816)	3,454
At 30 June 2004 (as restated)	1,189,721	478	808,822	1,979	33	(1,153,203)	847,830	23,460
At 1 January 2005								
As previously reported	1,189,721	478	808,822	1,804	1,382	(1,092,642)	909,565	26,182
Prior period adjustment:								
HKAS 17								
– Separation of the land and buildings components of owner-occupied properties *(notes 1(e) & 2(a))*	—	—	—	—	—	(50,706)	(50,706)	—
At 1 January 2005 (as restated)	1,189,721	478	808,822	1,804	1,382	(1,143,348)	858,859	26,182
Exchange realignment	—	—	—	(51)	—	—	(51)	—
Profit for the period	—	—	—	—	—	8,941	8,941	374
At 30 June 2005	**1,189,721**	**478**	**808,822**	**1,753**	**1,382**	**(1,134,407)**	**867,749**	**26,556**

16 CONTINGENT LIABILITIES

At 30 June 2005, the Company or the Group had the following significant contingent liabilities:

(a) The Group had a contingent liability in respect of possible future long service payments to employees under the Hong Kong Employment Ordinance, with a maximum possible amount of $2,299,000 (31 December 2004: $3,414,000) as at 30 June 2005. The contingent liability has arisen because, at the balance sheet date, a number of current employees have achieved the required number of years of service to the Group in order to be eligible for long service payments under the Employment Ordinance if their employment is terminated under certain circumstances. A provision has not been recognised in respect of such possible payments, as it is not considered probable that the situation will result in a material future outflow of resources from the Group.

(b) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 (equivalent to HK$11,670,000) from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputed traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,000 (equivalent to HK$21,286,000).

Management has studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary has sought to refute most of the allegations and has made a counterclaim of approximately US$6,215,000 (equivalent to HK$48,353,000) in September 2002 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items. Thereafter, there has been no communication in respect of the mentioned claims between the subsidiary and the content provider.

Based on the above, management considers that it is unlikely that any loss will arise, and accordingly, no provision has been made in the financial statements.

(c) The Company executed corporate guarantees to the extent of $342,000 (31 December 2004: $342,000) as part of the security for general banking facilities granted to certain subsidiaries of the Group.

17 MATERIAL RELATED PARTY TRANSACTIONS

(a) The Group's material transactions with related parties during the period were as follows:

	Notes	Six months ended 30 June 2005 (Unaudited) $'000	Six months ended 30 June 2004 (Unaudited) $'000
Sub-leasing rental income	(i)	—	1,573
Management fee income	(i)	**840**	653
Consultancy fees paid to a company in which a director (2004: the spouse of a director) of a subsidiary of the Group has controlling interest	(ii)	**708**	708
Rental expenses paid to a related company	(iii)	**728**	914

Notes:

(i) The sub-leasing rental and management fee income received from an associate arose from the sub-lease of a shop unit and the provision of shop management services to the associate, respectively, in accordance with the respective agreements between the Group and the associate.

(ii) The consultancy services provided to a subsidiary were charged at $118,000 per month in accordance with the agreement between the subsidiary and the related company.

(iii) The rental expenses paid to a company controlled by a substantial shareholder of the Company were determined in accordance with an agreement which was entered into by reference to relevant industry practice.

(b) Compensation of key management personnel of the Group:

	Six months ended 30 June 2005 (Unaudited) $'000	Six months ended 30 June 2004 (Unaudited) $'000
Short term employee benefits	**7,042**	6,129
Post-employment benefits	**102**	102
Total compensation paid to key management personnel	**7,144**	6,231

18 COMPARATIVE AMOUNTS

Certain comparative amounts have been reclassified to conform to the current period's presentation.

19 APPROVAL OF INTERIM FINANCIAL REPORT

The unaudited interim financial report was approved and authorised for issue by the board of directors on 23 September 2005.

INDEPENDENT REVIEW REPORT

ERNST & YOUNG
安永會計師事務所

To the Board of Directors
of ENM Holdings Limited

We have been instructed by the Company to review the interim financial report set out on pages 1 to 20.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants and the relevant provisions thereof. The interim financial report is the responsibility of, and has been approved by, the directors. It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of Group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2005.

Ernst & Young
Certified Public Accountants

Hong Kong, 23 September 2005

CHANGE OF COMPANY NAME

Pursuant to a special resolution passed on 3 June 2005, the name of the Company has been changed from "e-New Media Company Limited 安寧數碼科技有限公司" to "ENM Holdings Limited 安寧控股有限公司" with effect from 24 June 2005.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the reporting period.

CHIEF EXECUTIVE OFFICER'S STATEMENT

FINANCIAL REVIEW

Benefiting from the continuous recovery of the Hong Kong and Asia economies, the Group achieved satisfactory results for the six months ended 30 June 2005. For the period under review, the Group reported a turnover of HK$113,328,000 (2004: HK$104,987,000) which represents an increase of 8% as compared to the corresponding period in 2004. Consolidated profit attributable to equity holders of the Company amounted to HK$8,941,000 (2004: Loss of HK$2,816,000 (as restated)) for the period ended 30 June 2005. The reported profit represented a substantial improvement and turnaround in operation as compared to the results of the corresponding period in 2004.

LIQUIDITY AND FINANCIAL POSITION

The Group was in solid financial position with cash and deposit holdings of HK$546,781,000 (31 December 2004: HK$581,349,000). At 30 June 2005, total borrowings amount to HK$21,693,000 (31 December 2004: HK$21,308,000) with HK$13,563,000 (31 December 2004: HK$12,758,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with total equity) was 2.4% at the interim period end date (31 December 2004: 2.4%). The current ratio at 30 June 2005 was 9.5 times (31 December 2004: 8.1 times).

At 30 June 2005, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars, United States dollars and Euros and exchange differences were reflected in the interim financial report. All borrowings of the Group are either interest free or on a floating rate basis.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and will consider hedging its foreign exchange exposure by way of forward foreign exchange contract in appropriate situations.

PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$44,000 (31 December 2004: US$44,000) were given to banks to secure general banking facilities to the extent of US$44,000 as at 30 June 2005 (31 December 2004: US$44,000).

EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employs a total of 289 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support, and a performance based share option scheme.

BUSINESS REVIEW

Fashion Retail

The Swank Shop Limited ("Swank")

Swank continued to benefit from Hong Kong's sustained economic recovery. Despite unusual weather patterns in the first half of the year, a phenomenon which hurt the fashion retail industry generally, Swank's turnover rose 27% as compared to the same period last year. Parts of such increase are attributable to the increase in points of sale. Total floor area for sale of merchandise increased from 31,000 sqf to 38,000 sqf which includes the Roberto Cavalli flagship (opened in June 2005). After netting out the effect of the expansion of new shops, Swank recorded a 20% same store growth over the same period under review.

Management believes that sales turnover will continue to rise in face of expected continued economic recovery of Hong Kong in the second half of the year.

Resort and Recreational Club Operations

Shanghai Hilltop Country Club ("Shanghai Hilltop")

Management expects that all renovation work of Shanghai Hilltop will be completed by the end of this year and Shanghai Hilltop will be opened officially in the beginning of 2006.

Upon completion of the renovation and alteration works, Shanghai Hilltop will mainly comprise a Hotel Building, a Clubhouse Building, other ancillary structures and certain outdoor recreational facilities including golf driving range, tennis courts and outdoor swimming pool.

The Hotel Building is a four-star hotel, which provides around 300 guest rooms. It will be facilitated with Chinese and Western restaurants and multi-purpose conference rooms. The Clubhouse Building will be facilitated with indoor swimming pools, spa, gymnasium, a multi-function sport centre with badminton courts, table-tennis room, chess room and activity centre, etc.

In the meantime, Shanghai Landis Hospitality Management Co. Ltd, the management company of Shanghai Hilltop, is scheduling and designing various marketing and promotion activities to introduce Shanghai Hilltop to target customers.

Hong Kong Hilltop Country Club ("Hong Kong Hilltop")

Revenue generated by Hong Kong Hilltop for the period ending June 2005 is substantially similar to the results of the same period last year.

Gross profit on the Food and Beverage business improved slightly due to an increase in the revenue of such business. Revenue generated by Lodge sales were affected as demand lessened and the average tariff for rooms decreased, mainly as a result of stiff and increased competition by new and established hotels respectively.

The business of providing for meetings, seminar and training events generated good results as there were steady demand for such services. Management expects that this trend will continue for the rest of the year.

Hong Kong Hilltop is currently undergoing repair and maintenance projects to comply with certain licensing requirements, and Management is currently studying the viability of further upgrading the facilities at Hong Kong Hilltop.

Bio-Medical

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability; clinical trials for local and international pharmaceutical companies; drug manufacturing; drug marketing and distribution in Taiwan.

Genovate has a range of new drug products in the pipeline. "Genetaxyl" is an improved version of Paclitaxel (BMS' Taxol) developed by Genovate for treatment of breast cancer, and its market share in Taiwan has increased favourably. In addition, two marketed new drugs, Urotrol and Glusafes, received positive market acceptance in Taiwan. Furthermore, in early 2005, for the first time Taiwan has granted approval for the sale of two "once a day" new drugs, Loxol SR (mucolytic agent) and Diabetrol (antidiabetic agent) SR. The drugs are expected to launch shortly in Taiwan. Such flow of new drugs will further strengthen Genovate's sales.

Telecommunications

International Premium Rate Services ("IPRS")

Certain success were achieved in the opening up of the China market as Management had taken certain actions and are in the process of securing various licenses required to operate "value-added" telecommunications services in China.

The IPRS market during the first half of 2005 remained in very difficult conditions and Management does not envisage major recovery of such business or reverse in direction of major carriers around the world.

Management had put in relentless effort and is diligently engaged in the process of debt recovery and will continue to monitor the situation closely.

Wireless Network Card Business - Shanghai ENM Telecom & Technologies Limited ("SENMTT")

The core business of SENMTT is to provide customers with wireless internet access services through mobile network and the distribution of GPRS and CDMA1X network cards in the Shanghai region through its cooperation with China Mobile Shanghai and China Unicom Shanghai. Besides such businesses, Management plans to diversify existing business by broadening SENMTT's product range. SENMTT will continue to look for opportunities to apply its cooperation model with China Unicom and other telecom operators for other consumer products/services.

Other Investments

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in China through its Joint Venture (the "JV") in Shanghai with China UnionPay. Due to the popularity of internet and on-line purchase in China, the income from on-line payment grew steadily during the first six months of this year. The introduction of on-line mutual fund transaction also has contribution to SinoPay's income.

The merger transaction between the JV and 廣州好易聯支付網絡公司 ("Easylink") is in progress and is targeted to be completed by the end of this year.

Other Investments (continued)

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in the development of software and solution projects in China and its core business is in the area of e-government projects and office automation. The six-month turnover and profit were RMB20,407,000 and RMB1,161,000 respectively (2004: turnover was RMB6,196,000 with a loss of RMB2,777,000).

CONNECTED TRANSACTIONS

On 26 August 2004, the Company entered into a surrender agreement with Hollywood Palace Company Limited (the "Landlord"), a company controlled by a substantial shareholder, to terminate a tenancy agreement dated 28 May 2003 (the "Old Tenancy Agreement"). On the same day, a new tenancy agreement (the "New Tenancy Agreement") was entered into between the same parties in respect of the leases of certain premises under the Old Tenancy Agreement for a period of eight months from 1 September 2004 with the monthly rent reduced from HK$157,948 under the Old Tenancy Agreement to HK$113,260 as a result of a reduction in the total leased area from 11,282 square feet to 8,090 square feet under the New Tenancy Agreement.

On 28 April 2005, the Company entered into a tenancy agreement with the Landlord in respect of the renewal of leases of the same premises under the New Tenancy Agreement for a term of two years commencing 1 May 2005 at a monthly rent of HK$145,620.

AUDIT COMMITTEE

The Company has an audit committee which was established pursuant to the requirements of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the purpose of reviewing and providing supervision over the Group's financial reporting process and internal controls. The audit committee comprises of one non-executive director and three independent non-executive directors of the Company. The interim financial report for the six months ended 30 June 2005 has been reviewed by the Audit Committee.

REMUNERATION COMMITTEE

The Company has a remuneration committee which was established pursuant to the requirements of the Listing Rules. The remuneration committee comprises of two independent non-executive directors namely Dr. Cecil Sze Tsung CHAO and Mr. Ian Grant ROBINSON and one executive director namely Mr. Joseph Wing Kong LEUNG.

DIRECTORS' INTERESTS IN SHARES

At 30 June 2005, the interest of a director in the shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, was as follows:

Long position in ordinary shares of HK$0.01 each of the Company:

Name of director	Number of shares held through a controlled corporation	Percentage of the Company's issued share capital
Mr. Joseph Wing Kong LEUNG	200,000	0.012%

Save as disclosed above, as at 30 June 2005, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

SHARE OPTION SCHEME

In an Extraordinary General Meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Listing Rules and for the purpose of providing the Company with flexible means of providing incentives and rewards to executive directors and employees for their contribution to the Group. A summary of the principal terms of the New Scheme was sent to the shareholders of the Company in a circular dated 28 May 2002. All new options shall be granted under the terms and conditions of the New Scheme. No options have yet been granted under the New Scheme.

All outstanding options granted under the Old Scheme shall remain valid and exercisable under the provisions of the Old Scheme.

Details of the outstanding share options as at 30 June 2005 were as follows:

	Number of options outstanding at the beginning of the period	Number of options lapsed during the period	Number of options outstanding at the period end	Date granted	Price per share on exercise of options
Granted under the Old Scheme:					
Employees	636,000	300,000	336,000	11 October 1999 to 1 August 2000	HK$0.63 to HK$1.804

SHARE OPTION SCHEME (continued)

Share options under the Old Scheme are exercisable before 29 December 2007.

Save as disclosed above, at no time during the period were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

At 30 June 2005, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in ordinary shares of HK$0.01 each of the Company:

Name	Direct interests	Indirect interests	Number of shares held	Percentage of the Company's issued share capital
Diamond Leaf Limited	162,884,503	—	162,884,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
Ms. Nina KUNG *(Note)*	—	571,642,145	571,642,145	34.6%

Note: The interest disclosed under Ms. Nina KUNG represents her deemed interests in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Save as disclosed above, as at 30 June 2005, no person had registered an interest in the shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the six months ended 30 June 2005.

CODE ON CORPORATE GOVERNANCE PRACTICES

None of the directors of the Company are aware of any information that would reasonably indicate that the Company is not or was not for any part of the six months ended 30 June 2005 in compliance with the Code on Corporate Governance Practices (the "Code") as set out in Appendix 14 of the Listing Rules except for the deviations in respect of the service term and rotation of directors under code provisions A.4.1 and A.4.2 of the Code.

Under code provisions A.4.1 and A.4.2 of the Code, (a) non-executive directors should be appointed for a specific term and subject to re-election, and (b) all directors appointed to fill casual vacancy should be subject to election by shareholders at the first general meeting after their appointment, and every director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

According to the Articles of Association of the Company, any director appointed to fill a casual vacancy or as an addition to the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. At each annual general meeting, one-third of the directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office. The directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring directors shall be eligible for re-election. As there are eight directors, and one-third of them shall retire subject to rotation, and barring unforeseen resignation/ retirement during the year, each director is effectively appointed under a term of more than 3 years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 of the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the directors. Based on specific enquiry of all directors, all directors have complied with the required standard set out in the Model Code during the six months ended 30 June 2005.

BOARD OF DIRECTORS

As at the date of this report, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the non-executive director is Mr. Raymond Wai Pun LAU; and the independent non-executive directors are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By order of the Board
James C. Ng
Chief Executive Officer

Hong Kong, 23 September 2005

1. 編製基準及主要會計政策

簡明綜合中期財務報表乃根據香港會計準則(「香港會計準則」)第34號「中期財務報告」及香港聯合交易所有限公司證券上市規則附錄十六編製而成。編製本中期財務報表時所採納之會計政策及編製基準與於截至二零零四年十二月三十一日止年度之財務報表內所採用者均屬相同，惟於採納若干影響本集團之新增及經修訂香港財務報告準則(「香港財務報告準則」，當中包括香港會計準則及詮釋)後而改變之會計政策及於本期首次採納之會計政策除外：

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計的變動及差錯
香港會計準則第10號	結算日後之事項
香港會計準則第12號	所得税
香港會計準則第14號	分類報告
香港會計準則第16號	物業、廠房及設備
香港會計準則第17號	租賃
香港會計準則第18號	收益
香港會計準則第19號	僱員福利
香港會計準則第21號	外幣滙率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第31號	於合營企業之投資
香港會計準則第32號	金融工具：披露與呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第37號	撥備、或然負債及或然資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第40號	投資物業
香港財務報告準則第2號	以股權支付
香港財務報告準則第3號	業務合併
HK (SIC)－詮釋第21號	所得税－收回經重估的不可折舊資產
香港會計準則－詮釋第2號	適用於酒店物業之會計政策
香港會計準則－詮釋第4號	租賃－有關香港土地租賃租期之釐定

簡明綜合現金流量表

截至二零零五年六月三十日止六個月－未經審核
(以港元呈列)

	截至六月三十日止六個月	
	二零零五年 (未經審核) 千元	二零零四年 (未經審核) 千元
經營業務之現金流出淨額	**(14,669)**	(9,532)
投資活動之現金流入／(流出)淨額	**(442,402)**	52,467
融資活動之現金流入／(流出)淨額	**135**	(47,207)
現金及現金等值減少淨額	**(456,936)**	(4,272)
期初之現金及現金等值	**581,007**	587,522
外幣滙率變動影響淨額	**4**	(8)
期末之現金及現金等值	**124,075**	583,242
現金及現金等值之結餘分析		
現金及銀行結餘	**24,581**	43,347
於購入時到期日少於三個月之非抵押定期存款	**99,494**	539,895
	124,075	583,242

第6至20頁之附註屬本中期財務報告之一部份。

簡明綜合股東權益變動表

截至二零零五年六月三十日止六個月－未經審核
(以港元呈列)

	附註	截至六月三十日止六個月 二零零五年 (未經審核) 千元	二零零四年 (重列) 千元
於一月一日之總權益：			
承前列報為權益		**926,072**	911,311
承前獨立列報為少數股東權益		**26,182**	20,006
		952,254	931,317
過往年度所作調整	1、2	**(50,706)**	(44,129)
經重列		**901,548**	887,188
於期內之權益變動：			
換算海外業務之滙兑差額	15	**(51)**	(29)
於權益中直接確認之虧損淨額		**(51)**	(29)
期內溢利	15	**9,315**	638
期內已確認之收入及開支總額		**9,264**	609
於六月三十日之總權益		**910,812**	887,797
期內已確認之收入及開支總額可分配於：			
本公司權益持有人		**8,890**	(2,845)
少數股東權益		**374**	3,454
		9,264	609

第6至20頁之附註屬本中期財務報告之一部份。

簡明綜合資產負債表（續）

二零零五年六月三十日－未經審核
（以港元呈列）

	附註	二零零五年六月三十日（未經審核）千元	二零零四年十二月三十一日（重列）千元
流動負債			
應付賬款及其他應付款項	12	**62,072**	81,819
應付一間聯營公司款項		**750**	—
附息銀行借貸		**7,102**	6,597
債券	13	**1,254**	954
其他貸款		**5,207**	5,207
應付税項		**5,557**	5,436
		81,942	100,013
流動資產淨值		**700,370**	705,621
總資產減流動負債		**944,604**	930,968
非流動負債			
債券	13	**8,130**	8,550
遞延收入		**25,662**	20,870
		33,792	29,420
		910,812	901,548
資本及儲備			
本公司權益持有人應佔權益			
股本		**16,507**	16,507
儲備	15	**867,749**	858,859
		884,256	875,366
少數股東權益	15	**26,556**	26,182
		910,812	901,548

第6至20頁之附註屬本中期財務報告之一部份。

簡明綜合資產負債表

二零零五年六月三十日－未經審核
(以港元呈列)

	附註	二零零五年 六月三十日 (未經審核) 千元	二零零四年 十二月三十一日 (重列) 千元
非流動資產			
固定資產			
－物業及設備		**78,379**	74,198
－投資物業		**100,991**	96,200
		179,370	170,398
預付土地租賃款項		**3,178**	3,217
商譽		**6,610**	6,610
於聯營公司之權益		**18,789**	9,633
於共同控制公司之權益(悉數撥備)		**—**	—
可供出售之投資	10	**36,287**	35,489
		244,234	225,347
流動資產			
按公允值計入損益表中之金融資產		**154,835**	149,296
存貨		**46,136**	33,910
應收賬款	11	**6,783**	11,710
預付款項、按金及其他應收款項		**27,700**	28,651
預付土地租賃款項		**77**	77
應收一間聯營公司款項		**—**	641
已抵押存款		**342**	342
定期存款		**521,858**	531,741
現金及銀行結餘		**24,581**	49,266
		782,312	805,634

安寧控股有限公司(「本公司」)董事會(「董事會」)謹此呈報本公司及其附屬公司(統稱「本集團」)截至二零零五年六月三十日止六個月之未經審核綜合中期業績,連同二零零四年同期之未經審核比較數字。

中期財務報告並未經審核,惟已經本公司審核委員會及本公司核數師審閱。

簡明綜合損益表

截至二零零五年六月三十日止六個月－未經審核
(以港元呈列)

	附註	截至六月三十日止六個月 二零零五年 (未經審核) 千元	 二零零四年 (重列) 千元
營業額	3	**113,328**	104,987
銷售成本		**(51,707)**	(41,947)
毛利		**61,621**	63,040
其他收入及收益	4	**3,452**	11,644
銷售及分銷費用		**(34,578)**	(26,841)
行政費用		**(35,392)**	(40,248)
其他經營收入/(費用)淨額		**15,894**	(5,574)
融資成本	5	**(250)**	(227)
應佔聯營公司溢利減虧損		**(1,432)**	(1,194)
除税前溢利	6	**9,315**	600
税項	7	**—**	38
期內溢利		**9,315**	638
可分配於:			
本公司權益持有人		**8,941**	(2,816)
少數股東權益		**374**	3,454
		9,315	638
每股盈利/(虧損)	8		
－基本		**0.54仙**	(0.17)仙
－攤薄		**不適用**	不適用
每股股息	9	**零**	零

第6至20頁之附註屬本中期財務報告之一部份。

安寧控股有限公司
ENM Holdings Limited

中期報告

05

1. 編製基準及主要會計政策(續)

採納香港會計準則第1、2、7、8、10、12、14、16、18、19、21、23、24、27、28、31、33、37、HK (SIC)－詮釋第21號及香港會計準則—詮釋第4號，並未對本集團之會計政策及本集團簡明綜合財務報表之計算方法造成重大影響。採納其他香港財務報告準則之影響概述如下：

(a) 香港會計準則第32號及香港會計準則第39號－金融工具

於過往期間，本集團將擬持有作持續策略性或長期持有之股本證券投資分類為長期投資內之投資證券，並將此等投資按個別投資基準以成本扣除任何減值虧損列賬。擬按長期基準持有之其他長期股本證券投資乃按個別投資基準以公允值列賬，並分類為其他證券，該等因證券公允值改變而產生之收益或虧損，在其產生期間計入損益表或自損益表內扣除。

於採納香港會計準則第32號及第39號後，此等證券乃分類為可供出售投資。可供出售投資乃上市及非上市股本證券之非衍生性投資，及被視為可予以出售或不會被分類為按照香港會計準則第39號定義之金融資產中之其他任何類別。可供出售投資經初步確認後，會按公允值計算，因公允值變動而產生之損益會在權益表內獨立確認，直至此等投資被出售、收回或變賣，或當投資被確認為減值為止，於其時以往於權益內確認之累計損益會計入損益表內。

在有規範之金融市場中活躍交易之投資之公允值乃參考於結算日收盤時之買入報價來釐定。對於沒有活躍市場之投資，公允值採用估值方法來釐定。此等技術包括採用最近之公平市場交易；參考其他類似工具之當時市值；以及折讓現金流量分析及期權定價市場模式。

當非上市股本證券之公允值不能可靠地計算是因為(1)合理之公允值估計範圍之波動就該投資而言為重要的，或(2)在範圍內不同估計之概率不能可靠地計算及用作估計公允值，此等證券會按成本扣除減值虧損列賬。

於各結算日，本集團會評估是否於投資初步確認後存在任何客觀證據顯示由於一宗或多宗事件發生而導致可供出售投資出現減值(「虧損事件」)的情況，並且能可靠估計該等虧損事件對未來現金流量造成之影響。

倘減值之客觀證據存在，過往已於權益中直接確認之累計虧損須從權益中扣除，並於損益表中確認。於損益表中確認之虧損金額須為收購成本與當時公允值兩者間之差額，再扣除該可供出售投資過往已於損益表中確認之任何減值虧損。

1. **編製基準及主要會計政策**(續)

(a) 香港會計準則第32號及香港會計準則第39號－金融工具(續)

此會計政策之變動使本集團於股本證券之投資被重新分類為可供出售投資，但由於本集團於二零零五年一月一日之可供出售投資乃按公允值或成本扣除減值虧損列賬，此會計政策之變動並未對本集團之綜合損益表及累計虧損造成影響。

(b) 香港會計準則第40號－投資物業及香港會計準則－詮釋第2號－適用於酒店物業之會計政策

關於投資物業之會計政策改變如下：

(i) 投資物業之公允值變動

於過往期間，投資物業之公允值變動乃列作投資物業重估儲備之變動處理。倘此儲備之總額(按組合基準計)不足以彌補虧絀，虧絀之差額會於損益表中扣除。其後任何重估盈餘會計入損益表內，惟以過往扣除之虧絀為限。

於採納香港會計準則第40號後，由投資物業公允值之改變而產生之收益或虧損會計入其產生期間之損益表內。投資物業報廢或將其出售之任何收益或虧損會於其報廢或出售期間之損益表內確認。

由於本集團於過往期間錄得重估虧絀淨額，且於二零零五年及二零零四年一月一日並無任何投資重估儲備，故採納香港會計準則第40號並未對本集團之綜合損益表及期初累計虧損造成任何影響。

(ii) 渡假中心及俱樂部物業之重新分類

於過往期間，本集團所有渡假中心及俱樂部物業與投資物業獨立分類，並按估值減以累計折舊及任何減值虧損列賬。渡假中心及俱樂部物業公允值之變動乃列作重估儲備之變動處理。倘此儲備之總額(按個別基準計)不足以彌補虧絀，虧絀之差額會於損益表內扣除。其後任何重估盈餘會計入損益表內，惟以過往扣除之虧絀為限。於出售已重估資產時，重估儲備內有關過往估值之已變現相關部份會轉往累計虧損作為儲備內之變動。

於採納香港會計準則第40號及香港會計準則－詮釋第2號後，只有業主自行管理之酒店物業才會被視為業主自用物業，該等物業須按成本或估價值扣除累計折舊及任何減值虧損列賬。另一方面，倘酒店業主之實際身份為被動投資者，且並無重大涉及酒店之現金流量，則與業主自用物業有別，並分類為投資物業。

1. 編製基準及主要會計政策(續)

(b) 香港會計準則第40號－投資物業及香港會計準則－詮釋第2號－適用於酒店物業之會計政策(續)

(ii) 渡假中心及俱樂部物業之重新分類(續)

採納香港會計準則第40號及香港會計準則－詮釋第2號使本集團位於中國上海之渡假中心及俱樂部物業被重新分類為投資物業。此會計政策變動之影響已於簡明綜合財務報表附註2概述。根據香港會計準則第40號及香港會計準則－詮釋第2號，比較數字已重列。

(c) 香港財務報告準則第2號－以股權支付

於過往期間，無須為以股份為支付基礎之交易(僱員(包括董事)獲授予本公司股份之購股權)進行確認及計量，惟直至該等購股權被僱員行使為止，此時，所得金額將計入股本及股份溢價賬內。

於採納香港財務報告準則第2號後，當僱員(包括董事)提供服務之代價為權益工具(「權益結算交易」)，與僱員進行之權益結算交易之成本會參考工具於授出日期之公允值計算。

權益結算交易之成本連同權益相應之增加，乃於表現及／或服務條件獲達成及直至有關僱員全面享有授出之權利當日(「歸屬日期」)止期間內確認。於各結算日直至歸屬期間，就權益結算交易而確認之累計開支反映歸屬日期已屆滿之狀況及本集團對將最終歸屬之權益工具之最佳估計數目。期內於損益表扣除或計入之金額為期初和期終確認之累計開支變動。

於計算每股盈利時，尚未行使購股權之攤薄影響反映為額外股份攤薄。

本集團已採用香港財務報告準則第2號第53段中載列之過渡性條文，據此，新政策之確認及計算並未應用於二零零二年十一月七日或之前授予僱員及已於二零零五年一月一日歸屬之購股權。由於本集團所有未被行使之購股權乃於二零零二年十一月七日前授予僱員及已於二零零五年一月一日歸屬，故採納香港財務報告準則第2號並未對本集團之簡明綜合損益表及累計虧損造成影響。

本集團僱員購股權計劃之詳情已列載於本集團截至二零零四年十二月三十一日止年度之年度財務報表之附註29內。

1. 編製基準及主要會計政策(續)

(d) 香港財務報告準則第3號－業務合併及香港會計準則第36號－資產減值

於過往期間，在二零零一年一月一日前收購產生之商譽會於收購年度之綜合儲備內撇銷，且不會於損益表中確認，直至已收購業務被出售或減值為止。於二零零一年一月一日或之後收購產生之商譽會確認為資產並以其估計可使用年期按直線基準攤銷，當出現任何減值跡象時，須進行減值測試。

於採納香港財務報告準則第3號及香港會計準則第36號後，收購產生之商譽不再予以攤銷，但會每年作減值審查(及於倘有事件或情況改變而顯示賬面值可能出現減值時)。就商譽確認之任何減值虧損並不會在往後期間撥回。

根據香港財務報告準則第3號之過渡性條文，本集團須於二零零五年一月一日將累計攤銷之賬面值在相應商譽成本中撇除。過往於綜合儲備內撇銷之商譽會維持於綜合儲備內撇銷，並且不會當出售與商譽有關之全部或部份業務，或當與商譽有關之現金產生單元出現減值時，於損益表內確認。

上述變動之影響已於簡明財務報表附註2概述。根據香港財務報告準則第3號之過渡性條文，比較數字並未重列。

(e) 香港會計準則第17號－租賃

於過往期間，本集團所有持有作自用之租賃土地及樓宇，以及業主自用並位於香港之俱樂部(歸類為「渡假中心及俱樂部物業」，作為固定資產之一部份)，按估值扣除累計折舊及任何減值虧損列賬。折舊一般於尚餘租賃期內確認。

經採納香港會計準則第17號後，本集團於俱樂部中之租賃權益現分為租賃土地部份及租賃樓宇部份。由於預期土地權益之業權於租期完結前不會轉讓予本集團，故租賃土地部份列為經營租賃，並由固定資產重新分類為預付土地租賃款項，而租賃樓宇部份則繼續歸類為「渡假中心及俱樂部物業」，作為固定資產之一部份，並按估值(採用折舊重置成本基準釐定)扣除折舊及任何減值虧損列賬。根據經營租賃預付之土地租賃款項初步按成本列賬，其後在租賃期內按直線基準攤銷。倘就租賃土地及樓宇權益所支付之租賃款項無法在土地與樓宇部分之間可靠地分配，整筆租賃款項則列作融資租賃，並繼續按估值扣除累計折舊及任何減值虧損列賬。

上述變動之影響已於以下附註2概述。根據香港會計準則第17號，比較數字已重列。

2. 會計政策變動影響之摘要

於採納香港財務報告準則後，累計虧損之期初結餘已作追溯性調整。過往期間所作調整之詳情概述如下：

(a) 對於二零零五年一月一日累計虧損期初結餘之影響

新政策之影響	附註	累計虧損增加 (未經審核) 千元
過往期間所作調整：		
香港會計準則第17號－區分業主自用物業之土地與樓宇部份	1(e)	**(50,706)**
於二零零五年一月一日之影響總額		**(50,706)**

(b) 對於二零零四年一月一日累計虧損期初結餘之影響

新政策之影響	附註	累計虧損增加 (未經審核) 千元
過往期間所作調整：		
香港會計準則第17號－區分業主自用物業之土地與樓宇部份	1(e)	(44,129)
於二零零四年一月一日之影響總額		(44,129)

2. 會計政策變動影響之摘要(續)

下表概述於採納新香港財務報告準則後，對截至二零零五年及二零零四年六月三十日止六個月期間除税後溢利之影響。由於並未就採納香港財務報告第3號作追溯性調整，故截至二零零四年六月三十日止六個月期間呈列之金額可能無法與當前中期呈列之金額比較。

(c) 對截至二零零五年及二零零四年六月三十日止六個月除税後溢利之影響

		截至六月三十日止六個月	
		二零零五年	二零零四年
		本公司	本公司
		權益持有人	權益持有人
		(未經審核)	*(未經審核)*
新政策之影響(增加／(減少))	*附註*	*千元*	*千元*
對除税後溢利之影響：			
香港財務報告準則第3號			
一終止攤銷商譽	1(d)	**176**	—
香港會計準則第40號及			
香港會計準則一詮釋第2號			
一撥回分類為投資物業之			
渡假中心及俱樂部物業之折舊	1(b)	**2,556**	1,316
香港會計準則第17號			
一業主自用物業折舊減少	1(e)	**604**	519
一攤銷預付土地租賃款項	1(e)	**(39)**	(39)
期內影響總額		**3,297**	1,796
對每股盈利／(虧損)之影響：			
基本		**0.20仙**	0.11仙
攤薄		**—**	—

3. 營業額及分類資料

本集團按業務分類之收益及業績分析，以及本集團按地區分類之收益分析如下：

(a) 業務分類

	集團營業額		溢利之貢獻	
	截至六月三十日止六個月		截至六月三十日止六個月	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	(未經審核)	*(未經審核)*	***(未經審核)***	*(重列)*
	千元	*千元*	***千元***	*千元*
批發及零售時裝及飾物	**92,620**	73,946	**1,164**	8,850
電訊服務	**2,976**	17,703*	**5,493**	4,247
經營渡假中心及俱樂部	**8,848**	9,223	**(1,129)**	(796)
投資及財務管理	**8,884**	4,115	**6,559**	(9,219)
	113,328	104,987	**12,087**	3,082
未分配收益及支出淨額			**(1,090)**	(1,061)
融資成本			**(250)**	(227)
應佔聯營公司溢利減虧損			**(1,432)**	(1,194)
稅項			**—**	38
			9,315	638

(b) 地區分類

	集團營業額	
	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審核)	*(未經審核)*
	千元	*千元*
香港	**110,312**	87,245
中國大陸	**2,152**	984
其他亞太地區	**807**	1,793
歐洲	**54**	4,688
北美洲	**—**	10,274
其他	**3**	3
	113,328	104,987

* 一筆從最終轉駁電訊公司收回之款項10,224,000元，屬於過往年度所賺取之傳送量收益，已反映於電訊服務業務截至二零零四年六月三十日止六個月之營業額中。由於未知能否收取該款項，因此並未於過往期間確認為收益。

4. 其他收入及收益

其他收入及收益之分析如下：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審核)	*(未經審核)*
	千元	*千元*
分租租金收入	**502**	3,440
管理費	**1,599**	1,672
顧問服務費用	**—**	257
出售一特許經營業務之收益	**—**	4,519
其他	**1,351**	1,756
	3,452	11,644

5. 融資成本

融資成本為須於五年內全數償還之銀行貸款之利息。

6. 除税前溢利

本集團之除税前溢利於扣除／(計入)下列各項後釐定：

	截至六月三十日止六個月	
	二零零五年	二零零四年
	(未經審核)	*(重列)*
	千元	*千元*
銷售存貨成本	**50,197**	37,288
商譽攤銷	**—**	311
預付土地租賃款項攤銷	**39**	39
折舊	**3,718**	2,667
股息收入	**(1,264)**	(1,048)
利息收入	**(7,619)**	(3,067)
滙兑收益淨額	**(3,099)**	(2,080)
出售固定資產之收益	**(31)**	(328)
證券投資之已變現及未變現(收益)／虧損淨額	**(4,752)**	4,965

7. 税項

由於本公司及其附屬公司於本期間並無產生任何應課税溢利，或承前之過往年度税務虧損足以抵銷本期間產生之應課税溢利，故於截至二零零五年六月三十日止六個月之簡明綜合損益表內，並無作出香港利得税及海外所得税撥備（截至二零零四年六月三十日止六個月：無）。

截至二零零四年六月三十日止六個月簡明綜合損益表之税項，為過往年度超額撥備之海外利得税。

由於本公司及其附屬公司有承前税務虧損，足以抵銷於二零零五年六月三十日之應課税暫時性差額，故並無於該日期作出遞延税項之撥備。由於該等虧損乃於虧損已有一段時間之附屬公司產生，或未能預測該等附屬公司未來可否獲得應課税溢利，故此並未就其確認遞延税項資產。

8. 每股盈利／（虧損）

(a) 每股基本盈利／（虧損）

每股基本盈利／（虧損）乃根據期內本公司權益持有人應佔溢利8,941,000元（二零零四年：虧損2,816,000元（重列））及期內已發行普通股加權平均數1,650,658,676股（二零零四年：1,650,658,676股）計算。

(b) 每股攤薄盈利／（虧損）

由於兩個期間並不存在具攤薄效應之事項，故並無披露該等期間之每股攤薄盈利／（虧損）金額。

9. 股息

董事並不建議向股東派發任何中期股息（二零零四年：無）。

10. 可供出售投資

	二零零五年六月三十日 (未經審核) 千元	二零零四年十二月三十一日 (重列) 千元
上市股本證券，按公允值計：		
海外	**908**	908
非上市股本證券，按成本扣除減值計：		
海外	**35,379**	34,581
	36,287	35,489

可供出售投資包括上市及非上市證券之投資，故此，並無固定屆滿日期和票面利率。

於結算日，由於若干非上市證券投資之公允值未能可靠地計算，故該等投資按成本扣除減值虧損列賬。

11. 應收賬款

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在釐定各信貸期時，會考慮個別客戶之財務能力及與其之經商年期。主要應收款項均經定期評估。

二零零五年六月三十日之應收賬款結餘(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	二零零五年六月三十日 (未經審核) 千元	二零零四年十二月三十一日 (經審核) 千元
0 - 1個月	**3,501**	7,305
2 - 3個月	**417**	993
3個月以上	**2,865**	3,412
	6,783	11,710

12. 應付賬款及其他應付款項

所有應付賬款及其他應付款項均於一個月內到期或於接獲通知時償還。

13. 債券

各債券持有人可以成為由本集團一附屬公司顯達鄉村俱樂部有限公司經營之顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部設施而免交月費。於二零零五年六月三十日，本集團之債券於下列期間贖回：

	二零零五年 六月三十日 (未經審核) 千元	二零零四年 十二月三十一日 (經審核) 千元
一年內	**1,254**	954
於第二年	**2,910**	1,690
於第三年至第五年(包括首尾兩年)	**5,220**	6,860
	8,130	8,550
	9,384	9,504

所有可贖回債券均為免息，並可在本集團同意下於期滿時續期。

14. 購股權

於二零零五年六月三十日，尚未行使之購股權如下：

授出日期	行使價	於二零零五年六月三十日之尚未行使購股權數目
一九九九年十二月一日	1.804元	48,000
二零零零年八月一日	0.630元	288,000
		336,000

此等購股權可於二零零七年十二月二十九日前行使。

於二零零五年六月三十日，根據本公司之購股權計劃，本公司有336,000份尚未行使購股權。按本公司現行股本架構，倘餘下之購股權獲悉數行使，將會導致本公司額外發行336,000股普通股及獲得額外股本3,360元及股份溢價265,000元(扣除發行開支前)。

15. 儲備

	股份溢價 (未經審核) 千元	資本贖回儲備 (未經審核) 千元	特殊儲備 (未經審核) 千元	滙兑儲備 (未經審核) 千元	重估儲備 (未經審核) 千元	累計虧損 (未經審核) 千元	總計 (未經審核) 千元	少數股東權益 (未經審核) 千元
於二零零四年一月一日承前列報	1,189,721	478	808,822	2,008	33	(1,106,258)	894,804	20,006
過往期間所作調整：香港會計準則第17號－區分業主自用物業之土地與樓宇部份 (附註1(e)及2(b))	–	–	–	–	–	(44,129)	(44,129)	–
於二零零四年一月一日(經重列)	1,189,721	478	808,822	2,008	33	(1,150,387)	850,675	20,006
外滙調整	–	–	–	(29)	–	–	(29)	–
期內溢利(經重列)	–	–	–	–	–	(2,816)	(2,816)	3,454
於二零零四年六月三十日(經重列)	1,189,721	478	808,822	1,979	33	(1,153,203)	847,830	23,460
於二零零五年一月一日承前列報	1,189,721	478	808,822	1,804	1,382	(1,092,642)	909,565	26,182
過往期間所作調整：香港會計準則第17號－區分業主自用物業之土地與樓宇部份 (附註1(e)及2(a))	–	–	–	–	–	(50,706)	(50,706)	–
於二零零五年一月一日(經重列)	1,189,721	478	808,822	1,804	1,382	(1,143,348)	858,859	26,182
外滙調整	–	–	–	(51)	–	–	(51)	–
期內溢利	–	–	–	–	–	8,941	8,941	374
於二零零五年六月三十日	**1,189,721**	**478**	**808,822**	**1,753**	**1,382**	**(1,134,407)**	**867,749**	**26,556**

16. 或然負債

於二零零五年六月三十日，本公司或本集團有下列重大或然負債：

(a) 根據香港僱傭條例，本集團就未來可能需向僱員付出之長期服務金而產生之或然負債，於二零零五年六月三十日，其最高可能需付款額為2,299,000元(二零零四年十二月三十一日：3,414,000元)。該或然負債之產生原因是當時若干僱員已於結算日為本集團服務滿所需年期，符合根據僱傭條例於若干情況下終止受聘時可獲取長期服務金。由於該情況不大可能導致本集團未來有重大資源流出，因此並無就有關可能支付金額作出撥備。

(b) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(相等於11,670,000港元)(涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生)。該申索人亦對過去所產生之傳送量提出爭議，並聲稱少收最少2,736,000美元(相等於21,286,000港元)。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並於二零零二年九月作出約6,215,000美元(相等於48,353,000港元)之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。此後，該附屬公司與該內容供應商並無就上述申索進行任何溝通。

基於以上所述，管理層認為，產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

(c) 本公司簽立公司擔保，作為本集團若干附屬公司獲授342,000元(二零零四年十二月三十一日：342,000元)之一般銀行信貸之抵押。

17. 重大關連人士交易

(a) 本集團於期內與關連人士進行下列重大交易：

	附註	截至六月三十日止六個月 二零零五年 (未經審核) 千元	二零零四年 (未經審核) 千元
分租租金收入	(i)	—	1,573
管理費收入	(i)	**840**	653
向本集團一附屬公司董事(二零零四年：董事之配偶)擁有控股權益之公司支付之顧問費用	(ii)	**708**	708
向一間關連公司支付之租金	(iii)	**728**	914

附註：

(i) 本集團乃根據與一聯營公司訂立之協議，向該聯營公司分租一間店鋪及提供店鋪管理服務，以分別收取分租租金及管理費收入。

(ii) 本集團乃根據一附屬公司與該關連公司訂立之協議，付予該關連公司之顧問費用，每月為118,000元。

(iii) 根據一項已訂立之協議，向一間由本公司主要股東所控制之公司支付的租金乃參考有關行業慣例而釐定。

(b) 本集團主要管理人員之報酬：

	截至六月三十日止六個月 二零零五年 (未經審核) 千元	二零零四年 (未經審核) 千元
僱員短期福利	**7,042**	6,129
退休福利	**102**	102
已支付主要管理人員之報酬總額	**7,144**	6,231

18. 比較數字

若干比較數字經已重列，以符合本期間之呈列方式。

19. 批准中期財務報告

董事會於二零零五年九月二十三日批准並授權刊發未經審核中期財務報告。

獨立審閱報告

ERNST & YOUNG
安永會計師事務所

致安寧控股有限公司
董事會

本會計師事務所已按 貴公司之指示審閱載於第1至第20頁之中期財務報告。

董事及核數師各自之責任

香港聯合交易所有限公司證券上市規則規定編製中期財務報告時必須遵守香港會計師公會頒佈之香港會計準則第34號「中期財務報告」之有關規定。董事須負責編製中期財務報告，而中期財務報告亦已經董事批准。我們的責任是根據我們審閱工作的結果，對中期財務報告作出獨立結論，並按照我們雙方所協定之應聘條款，僅向 閣下(作為一個個體)報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告之內容，對任何其他人士負責或承擔法律責任。

審閱工作

本會計師事務所是按照香港會計師公會頒佈之核數準則第700號「中期財務報告的審閱」進行審閱。審閱工作主要包括向 貴集團管理層作出查詢及分析中期財務報告，並據此評估財務報告中所依據的會計政策及呈報方式是否貫徹運用，另有說明的情況則除外。審閱不包括控制測試及資產、負債及交易驗證等審核程序。由於審閱的範圍遠較審核小，所給予的保證程度亦較審核低，因此，我們不會對中期財務報告發表審核意見。

審閱結論

根據我們不構成審核的審閱工作，本會計師事務所並不知悉截至二零零五年六月三十日止六個月之中期財務報告需要作出任何重大修訂。

安永會計師事務所
執業會計師

香港，二零零五年九月二十三日

更改公司名稱

根據於二零零五年六月三日通過之特別決議案，由二零零五年六月二十四日起，本公司之名稱由「安寧數碼科技有限公司e-New Media Company Limited」更改為「安寧控股有限公司ENM Holdings Limited」。

中期股息

董事並不建議就呈報期間派發中期股息。

行政總裁報告書

財務回顧

受惠於香港及亞洲經濟持續復蘇，本集團於截至二零零五年六月三十日止六個月取得滿意業績。於回顧期間，本集團錄得營業額113,328,000港元（二零零四年：104,987,000港元），相對於二零零四年同期增加8%。截至二零零五年六月三十日止期間，本公司權益持有人應佔綜合溢利8,941,000港元（二零零四年：虧損2,816,000港元（經重列））。相比二零零四年同期之業績，現呈報之溢利反映業務營運獲大幅提升及改善。

流動資金及財務狀況

本集團之財務狀況穩健，持有546,781,000港元現金及存款（二零零四年十二月三十一日：581,349,000港元）。於二零零五年六月三十日，借貸總額為21,693,000港元（二零零四年十二月三十一日：21,308,000港元），其中13,563,000港元（二零零四年十二月三十一日：12,758,000港元）須於一年內到期償還。於中期報告結算日，本集團之資本負債比率（即借貸總額與權益總額之比率）為2.4%（二零零四年十二月三十一日：2.4%）。於二零零五年六月三十日之流動比率為9.5倍（二零零四年十二月三十一日：8.1倍）。

於二零零五年六月三十日，本集團之借貸及銀行結餘主要以港元、美元及歐元為單位，而滙兑差額已於中期財務報告內反映。本集團之所有借款均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外滙狀況，並於適當之情況下，會考慮透過遠期外滙合約對沖外滙風險。

資產抵押

本集團於二零零五年六月三十日抵押其定期存款44,000美元（二零零四年十二月三十一日：44,000美元），作為取得金額達44,000美元（二零零四年十二月三十一日：44,000美元）之一般銀行融資之抵押。

僱員及酬金政策

於本報告日期，本集團合共聘用289名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現而定，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援，以及根據表現授予之購股權計劃。

業務回顧

時裝零售

詩韻有限公司(「詩韻」)

詩韻繼續在香港持續之經濟復甦中受惠。儘管本年度上半年天氣狀況反常，此天氣現象對時裝零售業普遍造成打擊，但與去年同期相比，詩韻之營業額卻錄得27%增長，而部份增長乃由銷售點增加帶動。供商品銷售之總樓面面積由31,000平方呎增加至38,000平方呎，當中包括Roberto Cavalli旗艦店(於二零零五年六月開幕)。撇除新店擴展帶來之影響，詩韻於相同之回顧期間錄得20%相同之店舖營業額增長。

管理層相信，預期本年度下半年香港經濟將持續復甦，而銷售營業額亦將繼續上升。

經營渡假中心及俱樂部

上海顯達鄉村俱樂部(「上海顯達」)

管理層預期上海顯達之所有裝修工程將於本年底完成，並於二零零六年初正式開業。

在完成裝修及改善工程後，上海顯達將主要包括一幢酒店大樓、一幢俱樂部大樓，其他配套建築物及若干戶外康樂設施，包括高爾夫球練習場、網球場及戶外游泳池。

酒店大樓為一家四星級渡假酒店，約有300間客房。設有中、西餐館及多用途會議廳。俱樂部大樓設有戶內游泳池、水療浴池、健身室、並附設羽毛球場、乒乓球室、棋藝室及活動中心等設施之多功能體育中心。

與此同時，上海顯達之管理公司上海麗致育樂經營管理有限公司正計劃多項市場推廣及促銷活動，向目標客戶介紹上海顯達。

香港顯達鄉村俱樂部(「香港顯達」)

香港顯達截至二零零五年六月止期間之業績與去年同期相若。

飲食業務由於收益增加，毛利稍為改善。房客銷售收益主要因為新落成酒店之競爭劇烈，導致需求減少，及平均房租下調而受影響。

會議、研討會及培訓活動業務因需求穩定而取得理想業績。管理層預期此趨勢將於今年持續。

香港顯達現正進行維修工程，以符合若干牌照規定，而管理層亦正研究進一步改善香港顯達之設施之可行性。

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之藥物公司，其業務範圍包括：開發新藥物及研製新劑型、為當地及國際藥物公司進行臨床測試、製藥，以及在台灣市場進行藥物推廣及分銷。

健亞正在開發一系列新藥物。「Genetaxyl」為健亞所開發之治療乳癌藥物Paclitaxel (BMS' Taxol)之改良配方，該藥物在台灣之市場佔有率有頗佳增長。此外，兩種新推出藥物Urotrol及Glusafes，在台灣市場反應良好。此外，於二零零五年初，台灣首次批准銷售兩種「每日一次」新藥Loxol SR(溶黏液劑)及Diabetrol SR(抗糖尿病劑)。預期該等藥物將於短期內在台灣推出。接連推出新藥物，將可進一步鞏固健亞之營業額。

電訊

國際電訊增值服務(「IPRS」)

因管理層已採取若干行動，藉以獲取經營中國電訊增值服務所需之不同牌照，故在進軍中國市場方面已有一定進展。

於二零零五年上半年，IPRS市場仍然處於艱難狀況，管理層並不寄望該業務會出現重要之復甦及全球的主要電訊商收緊策略出現改變。

管理層已堅持不懈地及盡力進行債務回收，並將繼續密切控制該情況。

無線上網卡業務－上海安電通信科技發展有限公司(「上海安電」)

上海安電之主要業務為透過流動網絡向顧客提供無線上網服務，並與上海移動通信及上海中國聯通合作，在上海分銷GPRS及CDMA1X上網卡。除有關業務外，管理層擬擴大上海安電之產品種類以擴充現有業務。上海安電將繼續發掘商機，將與中國聯通及其他電信經營商之合作模式應用於其他消費者產品／服務。

其他投資

SinoPay.com Holdings Limited(「SinoPay」)

SinoPay之主要業務是透過中國銀聯股份有限公司在上海設立之合營公司(「合營公司」)，在中國大陸提供商業對客戶電子支付及銀行間誇行轉賬之解決方案服務。由於互聯網應用及網上購物在中國流行，於本年度首六個月，網上支付服務之收入穩步增加。而引入網上互惠基金交易亦為SinoPay之收入帶來貢獻。

合營公司與廣州好易聯支付網絡公司(「好易聯」)之合併交易仍在進行中，並預期於本年年底完成。

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案服務項目,而主要業務為從事政府電子化項目及辦公室自動化系統。首六個月之營業額及利潤分別為人民幣20,407,000元及人民幣1,161,000元(二零零四年:營業額為人民幣6,196,000元及虧損為人民幣2,777,000元)。

關連交易

於二零零四年八月二十六日,本公司與一名主要股東所控制之公司Hollywood Palace Company Limited(「業主」)訂立退租協議,以終止於二零零三年五月二十八日訂立之租賃協議(「舊租賃協議」)。同日,合約雙方訂立一項新租賃協議(「新租賃協議」),租賃若干舊租賃協議之物業,由二零零四年九月一日起為期八個月,而由於租賃面積由11,282平方呎減少至新租賃協議之8,090平方呎,故月租由舊租賃協議之157,948港元減少至113,260港元。

於二零零五年四月二十八日,本公司與業主訂立租賃協議,重續新租賃協議之相同物業租約,由二零零五年五月一日起為期兩年,月租為145,620港元。

審核委員會

本公司根據香港聯合交易所有限公司(「聯交所」)證券上市規則(「上市規則」)之規定成立審核委員會,負責審閱及監察本集團之財務申報過程及內部監控。審核委員會由一名非執行董事及三名獨立非執行董事組成。審核委員會已審閱截至二零零五年六月三十日止六個月之中期財務報告。

薪酬委員會

本公司根據上市規則之規定成立薪酬委員會,薪酬委員會由兩名獨立非執行董事趙世曾博士及Ian Grant ROBINSON先生及一名執行董事梁榮江先生組成。

董事於股份之權益

於二零零五年六月三十日，本公司一名董事於本公司或其任何相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份中擁有須記入本公司根據證券及期貨條例第352條存置之登記冊，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益如下：

於本公司每股面值0.01港元普通股之好倉：

董事姓名	通過受控制公司持有之股份數目	佔本公司已發行股本百分比
梁榮江先生	200,000	0.012%

除上述披露者外，於二零零五年六月三十日，概無董事於本公司或其任何相聯法團之股份、淡倉、相關股份或債券中擁有任何根據證券及期貨條例第352條須作登記，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益。

購股權計劃

為符合上市規則第17章(經修訂)，及提供本公司一項具彈性方法，就執行董事及僱員對本集團之貢獻提供鼓勵及獎賞，於二零零二年六月十四日舉行之本公司股東特別大會上，本公司股東已正式批准終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」)，並採納一項新購股權計劃(「新計劃」)。新計劃之主要條款概要載於二零零二年五月二十八日向股東寄發之通函內。所有新購股權須根據新計劃之條款及條件授出。概無購股權根據新計劃授出。

所有根據舊計劃授出之尚未行使購股權仍然有效，並可根據舊計劃之條文行使。

於二零零五年六月三十日尚未行使之購股權詳情如下：

	期初尚未行使之購股權數目	於本期內失效之購股權數目	期終尚未行使之購股權數目	授出日期	購股權行使價
根據舊計劃授出：					
僱員	636,000	300,000	336,000	一九九九年十月十一日至二零零零年八月一日	0.63港元至1.804港元

安寧控股有限公司

購股權計劃(續)

根據舊計劃授出之購股權於二零零七年十二月二十九日前可予行使。

除上文所披露者外，任何董事或其配偶或未成年子女概無於本期間任何時間獲授予可藉購買本公司股份或債券而獲益之權利，亦無行使任何該等權利。本公司或其任何附屬公司亦無參與任何安排，致使董事可取得任何其他法人團體之該等權利。

主要股東於股份之權益

於二零零五年六月三十日，載於本公司根據證券及期貨條例第336條所規定存置之登記冊內，擁有本公司已發行股本5%或以上之權益之人士如下：

於本公司每股面值0.01港元普通股之好倉：

名稱	直接權益	間接權益	所持有股數	佔本公司已發行股本百分比
Diamond Leaf Limited	162,884,503	—	162,884,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
龔如心女士*(附註)*	—	571,642,145	571,642,145	34.6%

附註： 龔如心女士名下所披露之權益為因彼於Diamond Leaf Limited及Solution Bridge Limited所持有之權益，而被視為龔如心女士於本公司股份所持有之權益。

除以上所披露者外，於二零零五年六月三十日，概無任何人士根據證券及期貨條例第336條所規定登記擁有本公司股份。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於截至二零零五年六月三十日止六個月內概無購買、贖回或出售本公司任何上市證券。

企業管治常規守則

概無董事知悉任何資料，足以合理地顯示本公司於截至二零零五年六月三十日止六個月任何期間內，未有遵守上市規則附錄14內所載之企業管治常規守則(「守則」)，惟偏離根據守則之守則條文第A.4.1及A.4.2條有關董事服務任期及輪值告退之規定。

根據守則之守則條文第A.4.1及A.4.2條規定，(a)非執行董事須以特定任期委任，並須接受重選，及(b)所有獲委任以填補空缺之董事須在其獲委任後的第一次股東大會上由股東投選，以及每位董事，包括以特定任期委任者，須至少每三年輪值告退一次。

根據本公司之章程細則，任何獲委任以填補空缺或新加入之董事僅可留任至本公司下一屆股東週年大會，並合符資格膺選連任。於每屆股東週年大會上，當時在任之三分一之董事(或如董事人數並非三或三之倍數時，最接近三分一之董事)須退任。每年告退之董事須為自上一次當選後任期最長之董事，但倘若多位董事乃於同一天獲委任，則以抽籤決定須告退之人選(除非該等董事另有協議者則作別論)。行將退任之董事符合資格可膺選連任。由於共有八位董事，而其中三分一董事須輪值告退，倘於年內沒有出現不可預見之辭任／退任的情況下，則各董事的有效任期為三年以上。

董事進行證券交易之標準守則

本公司已一直採納上市規則附錄10所載之上市公司董事進行證券交易之標準守則(「標準守則」)作為本公司董事買賣本公司證券之操守守則。根據向全體董事作出之具體查詢，全體董事確認於截至二零零五年六月三十日止六個月內，已一直遵守標準守則所載之規定標準。

董事會

於本報告日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；非執行董事為劉偉檳先生；而獨立非執行董事為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
行政總裁
吳智明

香港，二零零五年九月二十三日